Form 10KSB, Exhibit 13
period 2007-12-31
Hometown Bancorp,Inc.
filed 2008-03-31
CIK 1392922

Exhibit 13

2007 ANNUAL REPORT

PRESIDENT’S LETTER

Dear Stockholders and Customers:

On behalf of the Board of Directors and Management of Hometown Bancorp, Inc.  and all associated with its subsidiary Walden Federal, I am pleased to present our 2007 Annual Report to Stockholders.

The year 2007 was an historic year.  On June 28, 2007 the Company completed its initial public stock offering during which the Company sold 1,071,225 shares of common stock raising net proceeds of $10 million.  The Company also issued 1,309,275 shares of its common stock to Hometown Bancorp, MHC, its parent company.  Shares of Hometown Bancorp, Inc.  began trading on June 29, 2007 on the OTC Bulletin Board under the symbol “HTWC.OB.” We believe this additional capital has positioned your Company to achieve the goals set out in its business plan.

The year 2007 was a very successful year for Hometown Bancorp, Inc.  We produced solid results as we continued to implement our business plan.  Strong earnings, significant growth and the addition of a new branch office were highlights of the year.

For the year ended December 31, 2007, total assets grew by $15.3 million to a record $132.7 million – a 13.0% increase over the previous year. Deposit account balances also increased by $7.5 million to $112.1 million – a 7.2% increase over the previous year.

Lending activity was robust throughout the year.   Our loan portfolio grew from $97.8 million at year-end 2006 to $121.5 million at year-end 2007.  The Bank’s reputation as a trusted community lender is reflected in our lending activity which produced a 24.2% increase in portfolio loans over the previous year.  Additionally, our credit quality remains extremely sound.  The ratio of non-performing loans to total loans at December 31, 2007 was .10%.

Among our accomplishments during 2007 was net income that totaled $850,000. We believe that our performance in 2007 is the result of closely following and achieving the goals set forth in our business plan.

We not only grew financially, we grew our franchise.  Our new Newburgh branch opened in September 2007, bringing our unique brand of banking to more area residents.  Our new branch will also allow us to better serve our existing customers from Newburgh and the surrounding area.

In 2007, we introduced our Overdraft Privilege program, a courtesy overdraft service for customers.  This program has been very popular with customers and has provided non-interest income as well as creating operational efficiencies.  We also joined the Allpoint surcharge-free ATM network giving customers access to over 32,000 surcharge-free ATMs nationwide.  Additionally, we recently formed an alliance with the CDARS (Certificate of Deposit Account Registry Service) program, a unique service offered through a partnership with Promontory Interfinancial Network, LLC, which provides fully insured CD accounts up to $50 million for our customers.

In 2007, we also introduced a number of new loan programs, Campus Door and Auto ARM.  Campus Door offers our customers an online student loan program while AutoARM offers low cost automobile loans to our customers.  Additionally we became approved by SONYMA (State of New York Mortgage Agency) to participate in their “Keep the Dream” refinance program.  We also participate in the Freddie Mac “Home Possible” lending program, which helps consumers realize the dream of home ownership.  We also now offer “reverse mortgages” through our affiliation with Wells Fargo.

Our officers and employees volunteered hundreds of hours in community and fundraising events, from walk-a-thons to town clean-up days to community celebrations.  Again, I offer my sincere thanks to our officers and employees.  Their dedication both during and after business hours makes our Bank an active member of the communities we serve.

Despite our achievements in 2007, the price of our common stock has declined from the initial offering price of $10.00 per share.  The overall uncertainty in the economy and subprime lending problems facing our nation have resulted in a lack of confidence in the stock market and, more specifically, a lack of confidence in the financial institutions industry.  These conditions appear to have adversely affected the market value of the stock of all financial institutions, including companies like Hometown Bancorp that do not purchase, hold or originate subprime loans.  As I stated previously, our asset quality remains sound.

Your management team continues to focus on our future.  We need new products and services to meet our customer needs in an efficient manner. Therefore, 2008 will continue to be a building year for Hometown Bancorp, Inc.  We will continue to pursue the strategies that are set forth in our business plan.  These strategies include, but are not limited to, new product and service offerings, such as online business banking and remote deposit capture, business debit cards, expanding the Bank’s commercial/business deposit activities, e-statements and on-line mortgage applications.  We shall continue to seek out branching opportunities that will complement our growth strategy.   Additionally, as the Bank continues to grow and expand, it is critical to build expertise and maintain sufficient staff to support our continued growth.  While these strategies are designed to enhance shareholder value over the long term, we understand that their execution may come at a cost to the short term earnings; therefore, we understand that we may face earning challenges in 2008 as we continue to execute these strategies in the midst of a volatile interest rate environment.

I am proud of the many accomplishments we achieved in 2007.  I look forward to working with our talented staff in exploring new and creative ways to achieve our goals and better serve our customers in the coming years.

In closing, I wish to thank our stockholders, borrowers and depositors, who have placed their trust in us, as well as our dedicated Board of Directors, officers and employees for making our success possible.

/s/ Thomas F. Gibney
Thomas F. Gibney
President and Chief Executive Officer

Selected Financial and Other Data

The summary financial information presented below is derived, in part, from our audited consolidated financial statements.  The following is only a summary and you should read it in conjunction with the audited consolidated financial statements and notes beginning on page 17.  The information at December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 is derived in part from the audited consolidated financial statements that appear in this Annual Report.

	At or for the Year Ended December 31,
(Dollars in thousands)	2007	2006

Financial Condition Data:
Total assets	$132,690	$117,413
Investment securities	2,777	12,041
Loans receivable, net (1)	121,510	97,833
Deposits	112,061	104,518
Borrowings	-	2,525
Total stockholders’ equity	18,480	8,520

Operating Data:
Interest income	$8,915	$7,494
Interest expense	3,112	2,303
Net interest income	5,803	5,191
Provision for loan losses	185	102
Net interest income after provision for loan losses	5,618	5,089
Noninterest income	1,729	1,607
Noninterest expenses	5,917	5,316
Income before taxes	1,430	1,380
Income tax expense	580	517
Net income	$850	$863

(1) Includes held for sale loans of $528,000 and $1.2 million at December 31, 2007 and 2006, respectively.

	At or for the Year Ended December 31,
	2007	2006

Performance Ratios:
Return on average assets	0.67%	0.78%
Return on average equity	6.24	10.77
Interest rate spread (1)	4.02	4.40
Net interest margin (2)	4.75	4.92
Noninterest income to average assets	1.35	1.45
Noninterest expense to average assets	4.63	4.80
Efficiency ratio (3)	78.56	78.20
Average interest-earning assets to average interest-bearing liabilities	128.79	123.70
Average equity to average assets	10.67	7.24

Capital Ratios (4):
Tangible capital	10.80	7.13
Core capital	10.80	7.13
Total risk-based capital	15.14	11.15

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.64	0.64
Allowance for loan losses as a percent of nonperforming loans	634.68	141.91
Net charge-offs to average outstanding loans during the period	0.02	0.01
Nonperforming loans as a percent of total loans	0.10	0.45

Other Data:
Number of:
Deposit accounts	12,404	12,225
Offices	6	5
_____________________
(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Walden Federal Savings and Loan Association.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management’s discussion and analysis of the financial condition and results of operations is intended to assist in understanding our financial condition and results of operations.  You should read this discussion in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this Annual Report.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans.  We focus on providing our products and services to two segments of customers:  individuals and small businesses.

Income.  Our primary source of pre-tax income is net interest income.  Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings.  Changes in levels of interest rates affect our net interest income.  During most of 2007 and 2006, short-term interest rates (which influence the rates we pay on deposits) have increased, while longer-term interest rates (which influence the rates we earn on loans) have not.  The narrowing of the spread between the interest we earn on loans and investments and the interest we pay on deposits has negatively affected our net interest income.

A secondary source of income is noninterest income, which is revenue that we receive from providing products and services.  The majority of our noninterest income generally comes from service charges and fees on deposit accounts and loans and mortgage-banking income.

Allowance for Loan Losses.  The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio.  We evaluate the need to establish allowances against losses on loans on a quarterly basis.  When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses.  The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.  Our salaries and employee benefits expense has increased in recent periods as a result of the addition of staff for our new branches in Newburgh and Monroe.  As a result of the offering, our noninterest expenses have increased as a result of operating as a public company.  These additional expenses consist primarily of legal and accounting fees and expenses of shareholder communications.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of branch lease expense, depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.  Our occupancy expenses have increased in recent periods because of the expansion of our branch network.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.  We have identified the allowance for loan losses as our critical accounting policy.

The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date.  The allowance is established through the provision for loan losses, which is charged to income.  Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  Among the material estimates required to establish the allowance are:  loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio.  All of these estimates are susceptible to significant change.  Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio.  Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation.  In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses.  Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.  A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.  See note 1 of the notes to the consolidated financial statements in this Annual Report for all the significant accounting policies.

Operating Strategy

Our mission is to operate and grow a profitable community-oriented financial institution.  We plan to achieve this by executing our strategy of:

•	Continuing to pursue opportunities to expand and diversify our lending portfolio;

•	Increasing core deposits through aggressive marketing and the offering of new deposit products;

•	Expanding our branch network to enable us to continue to build our lending and deposit franchise;

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio; and

•	Continuing to provide superior service to attract and retain customers.

Continuing to pursue opportunities to expand and diversify our lending portfolio
In recent years we have diversified our loan portfolio beyond residential mortgage loans.  Since December 31, 2004, our multi-family and commercial real estate, commercial business, land and construction loan portfolio has increased $27.5 million, or 87.2%, and at December 31, 2007 was 48.6% of our total loan portfolio.  During this period, we have taken advantage of the significant growth in both residential and commercial real estate development in our market area.  Based on the experience of our staff, we have established a niche in land development and construction financing.  We sell the majority of our longer-term fixed rate residential mortgage loans to Freddie Mac or other investors on both a servicing retained and servicing released basis.  We also sell participation interests in portions of our non-residential loans in order to manage risk and maintain regulatory compliance for loans to one borrower limits.

Increasing core deposits through aggressive marketing and the offering of new deposit products

Retail deposits are our primary source of funds for investing and lending.  Core deposits, which include all deposit account types except certificates of deposit, comprise 43.5% of our total deposits at December 31, 2007.  We value our core deposits because they represent a lower cost of funding and are generally less sensitive to withdrawal when interest rates fluctuate as compared to certificate of deposit accounts.  We market core deposits through in-branch and local mail, print and radio advertising, as well as programs that link various accounts and services together, minimizing service fees.  We will continue to customize existing deposit products and introduce new products to meet the needs of our customers.  In 2007, we began offering a courtesy overdraft service for our customers.  This service is available to most of our personal checking account customers and, subject to certain restrictions, ensures payment of checks written on customer checking accounts.  We continue to promote our three-month “liquid” certificate of deposit, which gives our customers more flexibility and access to their funds.  We have developed a tiered savings account which was launched in 2007.  We also hope to increase core deposits by pursuing expansion in our market area through de novo branching and the acquisition of existing financial institutions. While we continue to review potential branch sites, there can be no assurance as to whether or when we will open such offices. We have not entered into any binding commitments regarding our expansion plans.

Expanding our branch network to enable us to continue to build our lending and deposit franchise

We intend to pursue a branch expansion program focusing on de novo branching within our lending territory enabling us to continue to build our lending and deposit franchise.  We also intend to consider acquisitions of branches of other financial institutions located within our lending territory.  Recently, our management began to implement a growth strategy that expands our presence in other select markets in Orange County.  As part of this growth strategy, in November, 2005, we opened a branch office in Otisville, New York, in June, 2006, we opened a Shop Rite in-store branch in Monroe, New York, and in September 2007, we opened a retail branch in the Town of Newburgh, New York.  We have not entered into any binding commitments regarding our expansion plans. While we continue to review potential branch sites, there can be no assurance as to whether or when we will open such offices.

Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success.  We have sought to grow and diversify our loan portfolio while keeping nonperforming assets to a minimum.  We use underwriting standards that we believe are conservative and we diligently monitor collection efforts.  At December 31, 2007, our nonperforming loans were 0.10% of our total loan portfolio.  We intend to continue our efforts to originate residential mortgage loans, multi-family real estate loans, commercial real estate loans, construction loans and land loans and to continue our philosophy of managing large loan exposures through our conservative approach to lending.

Continue to provide superior service to attract and retain customers

As a community-oriented financial institution, we emphasize providing superior customer service as a means to attract and retain customers.  We deliver personalized service and respond with flexibility to customer needs.  We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our area.  We also provide twenty-four hour telephone and on-line Internet banking service as well as twenty-four hour access to automated teller machines in most of our offices.

Average Balance Sheets and Related Yields and Rates

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs.  The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances have been calculated using daily average balances, and nonaccrual loans are included in average balances.  Loan fees and costs are deferred and recognized as an adjustment in interest income on loans.  None of the income reflected in the following table is tax-exempt income.

Average Balance Table

	Year Ended December 31,
	2007			2006
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost

Assets:
Interest-earning assets:
Loans	$109,347	$8,272	7.56%	$89,188	$6,768	7.59%
Investment securities, taxable	9,574	472	4.93	12,717	551	4.33
Other interest-earning assets	3,233	171	5.29	3,591	175	4.87
Total interest-earning assets	122,154	8,915	7.30	105,496	7,494	7.10

Noninterest-earning assets	5,545			5,228
Total assets	$127,699			$110,724

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$6,257	16	0.26	$6,574	15	0.23
Money market accounts	12,488	291	2.33	18,943	482	2.54
Savings accounts	13,312	69	0.52	15,090	74	0.49
Certificates of deposit	60,754	2,644	4.35	42,708	1,627	3.81
Subscription funds	398	3	0.75	-	-	-
Borrowings	1,638	89	5.43	1,968	105	5.34
Total interest-bearing liabilities	94,847	3,112	3.28	85,283	2,303	2.70

Noninterest-bearing demand deposits	17,243			16,207
Other noninterest-bearing liabilities	1,988			1,219
Total liabilities	114,078			102,709

Stockholders’ equity	13,621			8,015
Total liabilities and stockholders’ equity	$127,699			$110,724

Net interest income		$5,803			$5,191
Interest rate spread			4.02			4.40
Net interest margin			4.75			4.92
Average interest-earning assets to average interest-bearing liabilities	128.79%			123.70%

Rate/Volume Analysis.  The following table sets forth the effects of changing rates and volumes on our net interest income.  The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume).  The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate).  The net column represents the sum of the prior columns.  For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

Net Interest Income – Changes Due to Rate and Volume

2007 Compared to 2006
(Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$1,525	$(21)	$1,504
Investment securities	(148)	69	(79)
Other earning assets	(18)	14	(4)
Total interest income	1,359	62	1,421

Interest expense:
Deposits	598	224	822
Subscription funds	3	-	3
Borrowings	(18)	2	(16)
Total interest expense	583	226	809
Increase (decrease) in net interest income	$776	$(164)	$612

Comparison of Financial Condition at December 31, 2007 and 2006

Total Assets. Total assets grew $15.3 million, or 13.0%, to $132.7 million at December 31, 2007 from $117.4 million at December 31, 2006, due primarily to loan growth which was offset in part by a reduction in securities. Loans net, increased $23.7 million, or 24.2%, from $97.8 million at December 31, 2006 to $121.5 million at December 31, 2007. Cash and cash equivalents increased by $748,000 to $4.0 million at December 31, 2007, while securities decreased by $9.3 million to $2.8 million at December 31, 2007.

Loans.  At December 31, 2007, total loans, net, were $121.5 million, or 91.6% of total assets.  During the year ended December 31, 2007, the loan portfolio grew $23.7 million, or 24.2%. The growth was distributed across most categories of the loan portfolio, particularly one- to four-family residential real estate loans which increased by $9.3 million, non-residential real estate loans which increased by $5.3 million, commercial business loans which increased by $5.3 million and land loans which increased by $2.7 million. The growth of the non-residential real estate and commercial business loan portfolio was primarily the result of new development within parts of our market area and our increased emphasis on this type of lending. We do not make subprime loans.

Securities. The investment securities portfolio was $2.8 million, or 2.1% of total assets, at December 31, 2007 compared to $12.0 million or 10.3% of total assets at December 31, 2006. Our investment portfolio consists primarily of U.S. Government agency securities and GNMA and FHLMC mortgage-backed securities. The decrease in securities was primarily due to a $9.0 million security being called in September 2007. Approximately $7.0 million of these funds were used to pay off borrowings and the balance was invested in interest-earning deposits.

Deposits. Our primary source of funds is retail deposit accounts, which are comprised of noninterest-bearing demand accounts, interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit. During the year ended December 31, 2007, deposits grew $7.5 million or 7.2% to $112.1 million from $104.5 million at December 31, 2006, which was net of withdrawals of approximately $1.7 million from deposit accounts to purchase stock in the offering. The increase in deposits was primarily due to our branch expansion, with the increase of $13.4 million predominately in certificates of deposit, offset by decreases in money market accounts of $4.8 million. Certificates of deposit increased primarily due to promotions to fund loan growth and customers’ preference for higher deposit rates.

Borrowings.  We utilize borrowings from the Federal Home Loan Bank of New York to supplement our supply of funds for loans and investments.  We are able to utilize borrowings when necessary or advantageous as an alternative to deposits when a pricing advantage exists, as a temporary source of funds to meet liquidity needs or to manage our asset and liability position.  We had $1.6 million in average balances in overnight borrowings during the year ended December 31, 2007 as compared to $2.0 million in average balances in overnight borrowings during the year ended December 31, 2006. Borrowings were used to help fund the increase in loan growth in excess of the deposit growth. We had no borrowings at December 31, 2007 and $2.5 million in borrowings at December 31, 2006.

Stockholders’ Equity. Total stockholders’ equity increased $10.0 million from $8.5 million at December 31, 2006 to $18.5 million at December 31, 2007. The increase in equity was related to completing our stock offering on June 28, 2007, during which we sold 1,071,225 shares of common stock to subscribers and the employee stock ownership plan at a price of $10.00 per share.  We also issued 1,309,275 shares of our common stock to Hometown Bancorp MHC. The net offering proceeds after offering and ESOP expenses were $9.1 million, of which $6.0 million was contributed to Walden Federal. Equity also increased by earnings of $850,000 for the year ended December 31, 2007.

Results of Operations for the Years Ended December 31, 2007 and 2006

Overview.  For the year ended December 31, 2007, we reported net income of $850,000 compared to $863,000 for 2006. Earnings in 2006 were higher than 2007 due primarily to a $383,000 non-recurring gain on the sale of foreclosed assets, which, net of taxes, contributed approximately $230,000 to net income for the year ended December 31, 2006.

Net Interest Income.  Net interest income increased $612,000, or 11.8% to $5.8 million for the year ended December 31, 2007 from $5.2 million for the year ended December 31, 2006. The increase in net interest income for the year ended December 31, 2007, resulted primarily from a $7.1 million increase in the average balance of net interest-earning assets, partially offset by a 38 basis point decrease in our net interest rate spread in the comparable year periods. The net interest margin decreased 17 basis points for the comparable annual periods ended December 31, 2007 and 2006.

Interest income on loans increased $1.5 million, or 22.2%, to $8.3 million during the year ended December 31, 2007 from $6.8 million for the year ended December 31, 2006, as the average balance of the loan portfolio grew $20.2 million, or 22.6%, while the average yield on the loan portfolio decreased 3 basis points to 7.56%. Loan growth was driven by an increase in all categories of the loan portfolio, particularly one- to four-family residential real estate loans, non-residential real estate loans, and commercial business loans. The decrease in the average yield was primarily the result of the Federal Reserve reducing federal funds rates by 1.00% since September 2007, which reduced the interest rate on adjustable rate business and home equity loans.

Interest income on investment securities decreased $79,000, or 14.3%, to $472,000 for the year ended December 31, 2007 from $551,000 for the year ended December 31, 2006. The average balance decreased by $3.1 million to $9.6 million for the year ended December 31, 2007 from $12.7 million for the year ended December 31, 2006, as a result of a call on a $9.0 million security in September 2007, offset by an increase in the yield by 60 basis points to 4.93% for 2007 as compared to 4.33% in 2006.

The shift in the mix of interest-earning assets, combined with slightly higher market rates, increased the average yield on interest earning assets to 7.30% during the year ended December 31, 2007, compared to 7.10% for the prior year.

Interest expense increased 35.1% to $3.1 million for the year ended December 31, 2007 from $2.3 million for the year ended December 31, 2006. The increase in interest expense was primarily the result of an increase in the average balance of interest-bearing deposits during the year ended December 31, 2007 of $9.5 million, or 11.4%, compared with the prior year period. This was due primarily to an $18.0 million increase in the average balance of certificates of deposit, primarily due to customer preference for higher interest rates, which was partially offset by an $8.2 million decrease in savings and money market accounts. Increases in market interest rates, combined with the shift in the deposit mix, increased the average cost of deposits to 3.25% in 2007 compared to 2.64% for 2006.

For the year ended December 31, 2007, our net interest margin decreased 17 basis points to 4.75% from 4.92% for the prior year period. If rates on loans continue to reprice lower faster than rates on our deposits, we could continue to experience compression of our net interest margin which could have a negative effect on our profitability.

Provision for Loan Losses.  Provisions for loan losses were $185,000 for the year ended December 31, 2007 compared to $102,000 for the year ended December 31, 2006. The change in the provision was due to an increase in the size of the loan portfolio and our analysis of the inherent losses in the portfolio. Specifically, our provision increased during the year ended December 31, 2007 as compared to the prior year period because of increases in our land loan, commercial business loan and commercial real estate loan portfolios. In determining our loan loss provision, we take into account the credit risks associated with these riskier types of lending as compared to one- to four-family residential real estate loans.

We had net charge-offs of $21,000 for the year ended December 31, 2007 compared to net charge-offs of $10,000 for the year ended December 31, 2006.  Our nonaccrual loans as a percentage of total loans decreased from 0.45% at December 31, 2006, to 0.10% as of December 31, 2007, primarily because of a decrease in nonperforming loans of $315,000 to $124,000 as of December 31, 2007, from $439,000 at December 31, 2006.  We used the same methodology and generally similar assumptions in assessing the adequacy of the allowance for loan losses for both periods.

The allowance for loan losses was $787,000, or 0.64% of total loans outstanding as of December 31, 2007, as compared with $623,000, or 0.64% as of December 31, 2006.

Noninterest Income.  Non-interest income increased $122,000, or 7.6% to $1.7 million for the year ended December 31, 2007 compared to $1.6 million for the year ended December 31, 2006. Excluding the effect of non-recurring gains on foreclosed assets of $383,000 in 2006, non-interest income increased by $505,000. Contributing to the increase in non-interest income for the year ended December 31, 2007, were increases of $326,000, or 39.5% in banking fees and service charges as a result of the branch expansion in 2007 and 2006 and new deposit services. Mortgage banking income, net, increased by $94,000 as a result of the increase in the volume of mortgages sold and the gains derived from such sales. Losses on security sales decreased to $2,000 in 2007 as compared to losses of $77,000 on the sale of securities in 2006.

Noninterest Income Summary

Year Ended December 31, (Dollars in thousands)	2007	2006	$ Change	% Change
Banking service charges and fees	$1,152	$826	$326	39.5%
Mortgage banking income, net	413	319	94	29.5
Loss on sale of securities	(2)	(77)	75	97.4
Investment brokerage fees	84	76	8	10.5
Foreclosed assets, net	-	383	(383)	(100.0)
Other	82	80	2	2.5
Total	$1,729	$1,607	$122	7.6%

Noninterest Expense.  Non-interest expense increased $601,000, or 11.3% to $5.9 million for the year ended December 31, 2007 compared to $5.3 million for 2006. The primary reason for the increase in non-interest expense were the expenses associated with the expansion of the branch offices including compensation expenses for increased staffing. Non-interest expense includes expenses of $148,000 for the year ended December 31, 2007, for the Bank’s newest branch opened in September 2007 in the Town of Newburgh. For the year ended December 31, 2007, compensation expense was incurred for the newly created Employee Stock Ownership Plan of $42,000 related to the shares committed for release under the plan, and additionally for the year ended December 31, 2007, an expense of $48,000 was recorded for the Director Retirement Plan, which was adopted in March 2007. Other non-interest expenses increased by $154,000, primarily due to the branch expansion and expenses of becoming a public company.

Noninterest Expense Summary

Year Ended December 31, (Dollars in thousands)	2007	2006	$ Change	% Change
Salaries and employee benefits	$3,473	$3,165	$308	9.7%
Advertising and marketing	272	268	4	1.5
Telephone and postage	193	188	5	2.7
Occupancy and equipment	637	573	64	11.2
Federal insurance premiums	13	11	2	18.2
Data processing expenses	504	440	64	14.5
Professional fees	184	182	2	1.1
Printing and supplies	81	77	4	5.2
Other	560	412	148	35.9
Total	$5,917	$5,316	$601	11.3%

Income Tax Expense. Income tax expense was $580,000 for the year ended December 31, 2007 as compared to $517,000 for the year ended December 31, 2006. Higher levels of pre-tax income have resulted in an increase in income tax expense.

Interest Rate Risk Management.  Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates.  We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment.  Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits.  As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings.  To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.  Our strategy for managing interest rate risk emphasizes:  originating loans with adjustable interest rates; selling residential real estate fixed-rate loans with terms greater than 10 years that we originate; and promoting core deposit products and short-term time deposits.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management.  The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk.  This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates.  Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items.  This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.  We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.  The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

NPV Analysis

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets
Basis Point (“bp”) Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

300	$16,407	$(3,288)	(16.7)%	12.20%	(202	)bp
200	17,780	(1,915)	(9.7)	13.06	(116	)bp
100	18,993	(703)	(3.6)	13.81	(41	)bp
0	19,695	—	—	14.22	—
(100)	20,085	389	2.0	14.43	21	bp
(200)	20,386	690	3.5	14.58	36	bp

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations.  These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.  As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.  Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset.  Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management.  Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York.  While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents.  The levels of these assets depend on our operating, financing, lending and investing activities during any given period.  At December 31, 2007, cash and cash equivalents totaled $4.0 million.  In addition, at December 31, 2007, we had arrangements to borrow up to $24.7 million from the Federal Home Loan Bank of New York.  On December 31, 2007, we had no advances outstanding.

A significant use of our liquidity is the funding of loan originations.  At December 31, 2007, we had $20.2 million in loan commitments outstanding, which primarily consisted of $3.6 million in unadvanced portions of construction loans, $4.9 million in commitments to fund one- to four-family residential real estate loans, $3.4 million in unused home equity lines of credit, $5.5 million in unused commercial lines of credit and $1.5 million in commitments to fund commercial loans.  Historically, many of the commitments expire without being fully drawn; therefore, the total amount of commitments do not necessarily represent future cash requirements.  Another significant use of our liquidity is the funding of deposit withdrawals.  Certificates of deposit due within one year of December 31, 2007 totaled $60.9 million, or 96.2% of certificates of deposit.  The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment.  If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings.  Depending on market conditions, we may be required to pay higher than market rates on such deposits or other borrowings.  We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management.  We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2007, we exceeded all of our regulatory capital requirements.

Our stock offering increased our equity by $9.1 million to $18.5 million at December 31, 2007. Over time, the initial level of liquidity has been reduced as net proceeds from the stock offering were used for general corporate purposes, including the funding of lending activities.  Our financial condition and results of operations have been enhanced by the capital from the offering, resulting in increased net interest-earning assets and net interest income.  However, the large increase in equity resulting from the capital raised in the offering, initially, has had an adverse impact on our return on equity.  We may use capital management tools such as cash dividends and common share repurchases.  However, under Office of Thrift Supervision regulations, we are not allowed to repurchase any shares during the first year following the offering, except:  (1) in extraordinary circumstances, we may make open market repurchases of up to 5% of our outstanding stock if we receive the prior non-objection of the OTS of such repurchases; (2) repurchases of qualifying shares of a director or if we conduct an OTS-approved offer to repurchase made to all stockholders; (3) if we repurchase shares to fund a restricted stock award plan that has been approved by stockholders; or (4) if we repurchase shares to fund a tax-qualified employee stock benefit plan.  All repurchases are prohibited, however, if the repurchase would reduce Walden Federal’s regulatory capital below regulatory required levels.

Off-Balance Sheet Arrangements.  In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements.  These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.

For the year ended December 31, 2007, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the financial statements included in this annual report.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation.  The primary impact of inflation on our operations is reflected in increased operating costs.  Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature.  As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation.  Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Schedules

All schedules are omitted because the required information is not applicable or is included in the consolidated financial statements and related notes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Hometown Bancorp, Inc.
Walden, New York

We have audited the accompanying consolidated balance sheets of Hometown Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP
Syracuse, New York
March 28, 2008

Hometown Bancorp, Inc.

Consolidated Balance Sheets

	December 31,
	2007	2006
	(Dollars in Thousands,
	Except Share Data)
Assets

Cash and due from banks	$3,642	$2,726
Interest bearing demand deposits with banks	371	539

Cash and Cash Equivalents	4,013	3,265

Securities available for sale	1,003	997
Securities held to maturity (fair value 2007 $1,776; 2006 $11,016)	1,774	11,044
Loans held for sale	528	1,168
Loans receivable, net of allowance for loan losses (2007 $787; 2006 $623)	120,982	96,665
Premises and equipment, net	2,797	2,527
Federal Home Loan Bank stock, at cost	142	233
Accrued interest receivable and other assets	1,451	1,514

Total Assets	$132,690	$117,413

Liabilities and Stockholders’ Equity

Liabilities
Deposits:
Noninterest bearing	$17,441	$18,692
Interest bearing	94,620	85,826

Total Deposits	112,061	104,518

Federal Home Loan Bank advances	-	2,525
Advances from borrowers for taxes and insurance	535	432
Accrued interest payable	262	384
Other liabilities	1,352	1,034

Total Liabilities	114,210	108,893

Commitments and Contingencies	-	-

Stockholders’ Equity
Preferred stock, $0.01 par value; 3,000,000 shares authorized and unissued	-	-
Common stock, $0.01 par value; 7,000,000 shares authorized; issued and outstanding (2007 2,380,500 shares; 2006 100 shares)	24	-
Paid-in capital	10,129	150
Retained earnings	9,222	8,372
Unearned ESOP shares, at cost	(886)	-
Accumulated other comprehensive loss	(9)	(2)

Total Stockholders’ Equity	18,480	8,520

Total Liabilities and Stockholders’ Equity	$132,690	$117,413

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2007	2006
	(In Thousands except share data)
Interest Income
Loans receivable, including fees	$8,272	$6,768
Securities, taxable	472	551
Other	171	175

Total Interest Income	8,915	7,494

Interest Expense
Deposits	3,020	2,198
Stock subscription funds	3	-
Federal Home Loan Bank advances	89	105

Total Interest Expense	3,112	2,303

Net Interest Income	5,803	5,191

Provision for Loan Losses	185	102

Net Interest Income after Provision for Loan Losses	5,618	5,089

Non-interest Income
Banking fees and service charges	1,152	826
Mortgage banking income, net	413	319
Investment brokerage fees	84	76
Realized losses on sales of securities	(2)	(77)
Foreclosed assets, net	-	383
Other	82	80

Total Non-interest Income	1,729	1,607

Non-interest Expenses
Salaries and employee benefits	3,473	3,165
Occupancy and equipment	637	573
Professional fees	184	182
Advertising and marketing	272	268
Data processing	504	440
Telephone and postage	193	188
Other	654	500

Total Non-interest Expenses	5,917	5,316

Income before Income Taxes	1,430	1,380

Income Tax Expense	580	517

Net Income	$850	$863

Net Income per common share - basic	$0.47	$0.66
Weighted average number of common shares outstanding – basic	1,812	1,309

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2007 and 2006
(In Thousands except share data)

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total
Balance - December 31, 2005	$-	$-	$7,809	$-	$(45)	$7,764

Comprehensive income:
Net income	-	-	863	-	-	863
Change in net unrealized losses on securities available for sale, net of reclassification adjustment and taxes	-	-	-	-	43	43

Total Comprehensive Income						906

Capitalization of Hometown Bancorp, Inc.	-	150	(150)	-	-	-
Dividend paid to capitalize Hometown Bancorp MHC	-	-	(150)	-	-	(150)

Balance - December 31, 2006	-	150	8,372	-	(2)	8,520

Comprehensive income:
Net income	-	-	850	-	-	850
Change in net unrealized losses on securities available for sale, net of reclassification adjustment and taxes	-	-	-	-	4	4
Net gains and past service liability for the Directors’ Retirement Plan, net of taxes	-	-	-	-	(11)	(11)

Total Comprehensive Income						843

Shares issued in public offering (2,380,500 shares)	24	9,984	-	-	-	10,008
Shares purchased by ESOP	-	-	-	(933)	-	(933)
ESOP shares committed to be released (4,666 shares)	-	(5)	-	47	-	42

Balance - December 31, 2007	$24	$10,129	$9,222	$(886)	$(9)	$18,480

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2007	2006
	(In Thousands)
Cash Flows from Operating Activities
Net income	$850	$863
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	221	209
Provision for loan losses	185	102
Amortization of mortgage servicing rights	157	180
Net accretion of securities premiums and discounts	(26)	(74)
Deferred income taxes (benefit)	(48)	(96)
Net realized loss on sales of securities	2	77
Net gain on sale of loans	(264)	(218)
Loans originated for sale	(17,561)	(12,280)
Proceeds from sale of loans	18,465	11,411
Net realized gain on sale of foreclosed assets	-	(451)
ESOP expense	42	-
Increase in accrued interest receivable and other assets	(94)	(302)
Increase in accrued interest payable and other liabilities	233	851
Net Cash Provided by Operating Activities	2,162	272

Cash Flows from Investing Activities
Activity in available for sale securities:
Purchases	(1,000)	(1,051)
Maturities, calls and principal repayments	1,000	-
Proceeds from sales	-	3,000
Activity in held to maturity securities:
Purchases	(9,500)	(9,853)
Maturities, calls and principal repayments	9,795	1,315
Proceeds from sales	8,997	-
Net increase in loans receivable	(23,889)	(11,675)
Purchases of loan participations	(613)	(2,228)
Proceeds from sale of foreclosed assets	-	673
Net (increase) decrease in Federal Home Loan Bank stock	91	(125)
Purchases of bank premises and equipment	(491)	(359)
Net Cash Used by Investing Activities	(15,610)	(20,303)

Cash Flows from Financing Activities
Net increase in deposits	7,543	15,083
Net increase (decrease) in Federal Home Loan Bank advances	(2,525)	2,525
Increase in advances from borrowers for taxes and insurance	103	36
Net proceeds from common stock offering	10,008	-
Purchase of shares for ESOP	(933)	-
Dividend paid to Hometown Bancorp MHC	-	(150)

Net Cash Provided by Financing Activities	14,196	17,494

Net Increase (Decrease) in Cash and Cash Equivalents	748	(2,537)

Cash and Cash Equivalents - Beginning	3,265	5,802

Cash and Cash Equivalents - Ending	$4,013	$3,265

Supplementary Cash Flows Information
Interest paid	$3,234	$1,932

Income taxes paid	$523	$703

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Organization and Nature of Operations

In May 2006, Walden Federal Savings and Loan Association (the “Association”) reorganized into the two-tier mutual holding company structure.  As part of the reorganization, the Association formed Hometown Bancorp, Inc. (the “Company”), a federally chartered mid-tier stock holding company, and Hometown Bancorp, MHC (the “Mutual Holding Company”), a federally chartered mutual holding company.  The Association became a federally chartered stock savings association, and a wholly-owned subsidiary of the Company.  The Company became the wholly-owned subsidiary of the Mutual Holding Company, whose activity is not included in the accompanying consolidated financial statements.  The Company and the Mutual Holding Company were capitalized in the amount of $150,000 each by the Association.  The same directors and officers who manage the Association, also manage the Company and the Mutual Holding Company.

This reorganization was completed on May 18, 2006 in accordance with a Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company (the “Plan”) approved and adopted by the Association’s Board of Directors on January 5, 2006, and the Association’s eligible voting members on April 12, 2006.  The Association, the Mutual Holding Company and the Company are subject to regulation and supervision by the Office of Thrift Supervision.

On June 28, 2007, the Company completed its minority stock offering of 45% of the aggregate total voting stock of the Company.  In connection with the minority offering, 2,380,500 shares of common stock were issued, of which 1,071,225 shares were sold to the Association’s eligible account holders and the employee stock ownership plan (the “ESOP”) for $10 per share, resulting in net proceeds of approximately $9.1 million after offering expenses and ESOP.  Currently, 55% of the Company’s outstanding common stock, or 1,309,275 shares, are owned by Hometown Bancorp MHC.  These shares were sold at $0.01 per share. Costs of approximately $717,000 were incurred in connection with the stock offering and were deducted from the net offering proceeds.

The Association maintains its executive offices and main branch in Walden, New York, with branches in Montgomery, Monroe, Newburgh and Otisville, New York.  The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds principally in mortgage loans secured by one-to-four family residences, multi-family and commercial properties, consumer loans and mortgage-backed securities.

The Association has two wholly-owned subsidiaries, Ever-Green Financial Services, Inc., which holds a 50% interest in Evergreen Title Agency, LP and Valley Services, Inc., which leases certain premises used by the Association and holds foreclosed real estate.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Association and the Association’s wholly-owned subsidiaries, Ever-Green Financial Services, Inc. and Valley Services, Inc.  All intercompany transactions and balances have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Concentrations of Credit Risk

Most of the Company’s activities are with customers located within Orange County, New York and to a lesser extent the adjacent counties of Ulster and Sullivan.  Note 2 discusses the types of securities that the Association invests in.  Note 3 discusses the types of lending that the Association engages in.   Although the Association has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.  The Association does not have any significant concentrations in any one industry or customer.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits with an original maturity of three months or less.

Securities

Management determines the appropriate classification of debt securities at the time of purchase.

Securities classified as available for sale are those securities that the Association intends to hold for an indefinite period of time but not necessarily to maturity.  Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Association’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value.  Unrealized gains and losses are reported in other comprehensive income (loss), net of the related deferred tax effect.  Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings.  Premiums and discounts are recognized in interest income using the level yield method which does not vary materially from the effective interest method over the terms of the securities.

Securities classified as held to maturity are those debt securities the Association has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions.  These securities are carried at cost adjusted for the amortization of premium and accretion of discount, recognized in interest income using the level yield method which does not vary materially from the effective  interest method over the terms of the securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Association to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal law requires a member institution of the Federal Home Loan Bank system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  The restricted stock is carried at cost.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs.  Interest income is accrued on the unpaid principal balance.  Loan origination fees and costs are deferred and recognized as an adjustment of interest income on the related loans.  The Association is amortizing these amounts over the expected life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing.  A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured.  When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income.  Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal.  Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

The Association has issued letters of credit on behalf of customers primarily to secure construction or land development projects that involve public improvements.  The letters of credit are fully secured by a note and a mortgage placed on the related property.  The note contains provisions that waive any interest payments provided there are no drawdowns on the letter of credit.  Funds equal to the full amount of the letters of credit are advanced and placed in a non-interest bearing deposit account in order to enhance the Association’s collateral position under New York State Lien Law.  These loans and deposits are reported gross in the consolidated balance sheets as the Association does not intend to offset them. Interest is not imputed on these loans and deposits as it is a customary lending and deposit activity of the Association.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income.  Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated.  Management’s periodic evaluation of the adequacy of the allowance is based on the Association’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors.  This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components.  The specific component relates to loans that are classified as either doubtful, substandard, or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying amount of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Loans Held for Sale and Loan Servicing

Loans held for sale represent residential mortgage loans originated for sale on a whole-loan basis.  These loans are carried at the lower of cost or estimated fair value, as determined on an aggregate basis.  Net unrealized losses are recognized in a valuation allowance by charges to operations.  Premiums and discounts and origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale.  Commitments to originate loans that will be held for sale and forward commitments to sell such loans are derivative instruments which are required to be recognized as assets or liabilities at fair value.  Fair value is determined based solely on the effect of changes in secondary market interest rates and yield requirements from the commitment date to the date of the financial statements.  The fair values of these commitments have had an immaterial effect on the Company’s financial position and results of operations.

The Association sells residential mortgage loans to third parties.  These transactions are accounted for as sales based on application of the criteria set forth in the Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  These criteria provide that the Association, as transferor, must surrender control over the transferred assets (i.e., the loans sold) in order to record a sale.  The criteria specify that (i) the transferred assets have been isolated from the transferor (put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership); (ii) each transferee has the right to pledge or exchange the assets it received; and (iii) the transferor does not maintain effective control over the transferred assets through an agreement to repurchase the assets or an ability to unilaterally cause the holder to return specific assets.

Gains and losses on sales of loans are recognized when the sales proceeds are received, and are measured in accordance with SFAS No. 140 (including consideration of assets obtained and liabilities incurred in the transfer, if any, such as servicing rights and recourse obligations).  Recourse liabilities on loan sales through December 31, 2007 are not material to the Company’s financial position and results of operations.  Loan servicing income is reported in mortgage banking income, net.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Loans Held for Sale and Loan Servicing (Continued)

Originated mortgage servicing rights are recorded at their fair value when loans are sold and are amortized in proportion to and over the period of estimated net servicing income or loss.  The carrying value of originated mortgage servicing rights is periodically evaluated for impairment.

Premises and Equipment

Premises and equipment are recorded at cost.  Depreciation is computed using the straight-line method over the expected useful lives of the related assets, which is generally 15 to 40 years for buildings and building improvements and 3 to 10 years for furniture, equipment, computers and software.  Leasehold improvements are amortized over the related terms of the leases or their useful life if shorter.

Foreclosed Real Estate

Real estate acquired in settlement of loans is carried at the fair value of the property at the date of acquisition.  Write-downs from cost to fair value less estimated selling costs which are required at the time of foreclosure or repossession are charged to the allowance for loan losses.  Subsequent write-downs to fair value, net of estimated selling costs, are charged to foreclosed real estate expenses.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Association, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Association does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.  The Company and its subsidiary file a consolidated federal income tax return.

Net Income  Per Common Share

Basic net income per common share is calculated by dividing the net income by the weighted-average number of common shares outstanding during the period. The 1,309,275 common shares issued to Hometown Bancorp MHC are assumed to be outstanding for all periods represented, consistent with the provisions of Statement of Financial Accounting Standards (“SFAS”) No.128, Earnings per Share, pertaining to changes in capital structure. The 1,071,225 shares issued to the public are included in the weighted average common shares outstanding calculation since the closing of the stock offering on June 28, 2007. Diluted net income per common share is computed in a manner similar to basic earnings per share, except that the weighted average

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Net Income  Per Common Share (Continued)

number of common shares outstanding is increased to include the incremental common shares  (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents may include restricted stock awards and stock options. The Company has a simple capital structure as it has not granted any restricted stock awards or stock options and, during the years ended December 31, 2007 and 2006, had no potentially dilutive common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted earnings per common share until they are committed to be released.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Association has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit.  Such financial instruments are recorded in the balance sheet when they are funded.

Segment Reporting

The Company does not presently have discrete financial information available that properly allocates expenses between its community banking and investment brokerage segments.  As a result, segment information is not presently available.  Revenues from the investment brokerage segment are not material to the consolidated results of operations.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains, and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and unrecognized pension losses and past service liability are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Comprehensive Income (Continued)

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)

Unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the year	$6	$(6)
Reclassification adjustment for losses included in net income	-	77

Net Unrealized Gains	6	71

Directors’ retirement plan:
Past service liability	(27)	-
Pension gains	5	-
Reclassification adjustment for pension gains and past service liability recognized in pension expense	5	-

Net Change in Director’s retirement plan liability	(17)	-

Other comprehensive income (loss) before tax	(11)	71

Income tax effect	4	(28)

Net of Tax Amount	$(7)	$43

At December 31, 2007 and 2006, the components of accumulated other comprehensive loss are as follows:

	2007	2006
	(In Thousands)

Unrealized gain (loss) on securities available for sale (net of tax effect 2007 ($1); 2006 ($1)	$2	$(2)

Net gains and past service liability for Directors’ retirement plan (net of tax effect 2007 $6)	(11)	-

	$(9)	$(2)

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

SFAS 157

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for the Company on January 1, 2008. The Company is evaluating the impact, if any, that the adoption of SFAS No. 157 will have on its consolidated financial statements.

FSP 157-2

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on its consolidated financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS No. 115.”  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS No. 159 is effective for the Company on January 1, 2008.  The Company is evaluating the impact, if any, that the adoption of SFAS No. 159 will have on its consolidated financial statements.

SFAS No. 141(R)

SFAS No. 141 (R) “Business Combinations” was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective January 1, 2009. This new pronouncement will impact the Company’s accounting for business combinations completed beginning January 1, 2009.

SFAS No. 160

SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” was issued in December of 2007. This Statement establishes accounting and reporting standards for the

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective January 1, 2009. The Company believes that this new pronouncement will not have a material impact on the Company’s consolidated financial statements in future periods.

Staff Accounting Bulletin No. 109 (SAB 109)

SAB 109,"Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments."  Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its consolidated financial statements.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Securities

The amortized cost of securities and their approximate fair values are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

Available for Sale:

December 31, 2007:
U.S. Government agencies	$1,000	$3	$-	$1,003

December 31, 2006:
U.S. Government agencies	$1,000	$-	$3	$997

Held to Maturity:

December 31, 2007:
U.S. Government agencies	$500	$2	$-	$502
Mortgage-backed securities	1,274	9	9	1,274

	$1,774	$11	$9	$1,776

December 31, 2006:
U.S. Treasury and Government agencies	$9,475	$-	$15	$9,460
Mortgage-backed securities	1,569	5	18	1,556

	$11,044	$5	$33	$11,016

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Securities (Continued)

The amortized cost and fair value of securities as of December 31, 2007, by contractual maturity, are shown below.  Expected maturities may differ from contractual maturities because the borrowers may have the right to prepay obligations with or without any penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)		(In Thousands)

Due in one year or less	$-	$-	$-	$-
Due after one year through five years	1,000	1,003	500	502
Due after five years through ten years	-	-	-	-
Due after ten years	-	-	-	-
Mortgage-backed securities	-	-	1,274	1,274

	$1,000	$1,003	$1,774	$1,776

Gross losses of $2,000 and $77,000 were realized on sales of securities in 2007 and 2006, respectively.  On March 28, 2007, we sold a $9.0 million held-to-maturity U.S. Treasury note scheduled to mature on March 31, 2007.  The sale transaction did not taint our held-to-maturity securities portfolio as the sale occurred so close to the maturity of the investment security.

The following table shows the Association’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)

December 31, 2007:
Available for Sale:
U.S. Government Agencies	$-	$-	$-	$-	$-	$-

Held to Maturity:
U.S. Government agencies	-	-	-	-	-	-
Mortgage-backed securities	118	1	369	8	487	9

	118	1	369	8	487	9

	$118	$1	$369	$8	$487	$9

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Securities (Continued)

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)

December 31, 2006:
Available for Sale:
U.S. Government Agencies	$997	$3	$-	$-	$997	$3

Held to Maturity:
U.S. Treasury and Government agencies	9,460	15	-	-	9,460	15
Mortgage-backed securities	-	-	668	18	668	18

	9,460	15	668	18	10,128	33

	$10,457	$18	$668	$18	$11,125	$36

At December 31, 2007, the Association had two securities in an unrealized loss position of which one has been in a continuous loss position for 12 months or more.  In management’s opinion, the decline in fair value is due only to interest rate fluctuations.  As the Association has the intent and ability to hold such investments until maturity, no securities are deemed to be other-than-temporarily impaired.  None of the individual unrealized losses is significant.

At December 31, 2007 and 2006, securities with a carrying value of $500,000 were pledged to secure public deposits and for other purposes required or permitted by law.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 - Loans Receivable and Allowance for Loan Losses

The composition of loans receivable at December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)

First mortgage loans:
Residential	$49,558	$40,807
Construction	10,990	10,760
Multi-family	2,791	1,702
Commercial	19,525	14,236
Land	10,309	7,648

Total First Mortgage Loans	93,173	75,153

Other loans:
Commercial	15,479	10,163
Consumer	336	413
Home equity loans and credit lines	12,538	11,381
Loans on savings accounts	189	170

Total Loans	121,715	97,280

Deferred loan origination costs, net	54	8
Allowance for loan losses	(787)	(623)

Net Loans	$120,982	$96,665

The Association grants commercial, residential and consumer loans to customers primarily within Orange County, New York, and to a lesser extent, portions of the adjacent counties of Ulster and Sullivan.  A large portion of the loan portfolio is secured by real estate.  Although the Association has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

The following table presents changes in the allowance for loan losses for the years ended December 31, 2007 and 2006:

	2007	2006
	(In Thousands)

Balance, beginning	$623	$531
Provision for loan losses	185	102
Loans charged off	(25)	(10)
Loan recoveries	4	-

Balance, ending	$787	$623

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 - Loans Receivable and Allowance for Loan Losses (Continued)

At December 31, 2007 and 2006, the Association had no loans that are considered to be impaired under SFAS No. 114.  The Association had nonaccrual loans, which management expects will eventually be paid in full, amounting to approximately $124,000 and $439,000 at December 31, 2007 and 2006, respectively.  Interest not recognized on nonaccrual loans was not material in 2007 and 2006.  There were no loans past due 90 days or more and still accruing interest at December 31, 2007 and 2006.

At December 31, 2007 and 2006, one-to-four family residential mortgage loans serviced for others amounted to approximately $83.5 million and $90.0 million, respectively.  Advances from borrowers for taxes and insurance related to loans serviced for others amounted to approximately $443,000 and $384,000, respectively, at December 31, 2007 and 2006.  These loans and related advances are not included in the accompanying consolidated balance sheets.

The following summarizes activity pertaining to mortgage servicing rights for the years ended December 31, 2007 and 2006:

	2007	2006
	(In Thousands)

Balance, beginning	$503	$635
Capitalized during the year	40	48
Amortization	(157)	(180)

Balance, ending	$386	$503

Note 4 - Premises and Equipment

The components of premises and equipment at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)

Land	$551	$551
Buildings and leasehold improvements	2,450	2,138
Furniture and equipment	934	834
Automobiles	61	61

	3,996	3,584
Accumulated depreciation	1,199	1,057

	$2,797	$2,527

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 - Foreclosed Assets

Income (expenses) applicable to foreclosed assets include the following for the years ended December 31, 2007 and 2006:

	2007	2006
	(In Thousands)

Net gain on sales of foreclosed assets	$-	$451
Expenses	-	(68)

	$-	$383

Note 6 - Deposits

Deposits at December 31, 2007 and 2006 consist of the following major classifications:

	2007	2006
	(In Thousands)

Non-interest bearing demand	$17,441	$18,692
NOW	6,446	6,546
Money market	11,170	15,968
Savings	13,645	13,343
Certificates of deposit	63,359	49,969

	$112,061	$104,518

A summary of certificates of deposit by maturity at December 31, 2007 is as follows (in thousands):

Year ending December 31:
2008	$60,933
2009	1,755
2010	306
2011	109
2012	256

$63,359

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $24.7 million and $17.9 million at December 31, 2007 and 2006, respectively.  As defined in Federal Deposit Insurance Corporation (FDIC) regulations, deposits in excess of $100,000 are generally not insured.  At December 31, 2007, $10.0 million of certificates of deposit consisted of one municipal deposit from the New York State Office of the Comptroller which is secured by a municipal letter of credit issued by the Federal Home Loan Bank (see Note 7).

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 6 - Deposits (Continued)

A summary of interest expense on deposits for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)

NOW and money market demand	$307	$497
Savings	69	74
Certificates of deposit	2,644	1,627

	$3,020	$2,198

Note 7 - Federal Home Loan Bank Advances

The Association has various line of credit facilities with the Federal Home Loan Bank, which mature on July 31, 2008, and provide for borrowings of up to $24.7 million of which none was outstanding as of December 31, 2007 and $2.5 million was outstanding at December 31, 2006.

The borrowings are secured by qualifying assets of the Association which include the Federal Home Loan Bank stock, securities and first mortgage loans.  The Association has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $39.8 million, including line of credit facilities, of which $10.0 million was used at December 31, 2007, to secure a municipal letter of credit.

Note 8 - Legal Contingencies

Various legal claims arise from time to time in the normal course of business, which in the opinion of management will have no material effect on the Company’s consolidated financial statements.

Note 9 - Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Association to the Company.  The total amount of dividends which may be paid at any date is generally limited to retained net income of the Association for the current and preceding two years.  Loans or advances are limited to 10% of the Association’s capital and surplus on a secured basis.

At December 31, 2007, the Association’s retained earnings available for the payment of dividends was approximately $2.5 million.  Funds available for loans or advances by the Association to the Company amounted to approximately $1.4 million.

In addition, dividends paid by the Association to the Company would be prohibited if the effect thereof would cause the Association’s capital to be reduced below minimum capital requirements.

The Company’s ability to pay dividends is dependent on the Association’s ability to pay dividends to the Company.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 10 - Lease Commitments and Total Rental Expense

The Association leases five branch locations under long-term operating leases.  Future minimum lease payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2007 (in thousands):

Years ending December 31:
2008	$140
2009	139
2010	125
2011	76
2012	50
$530

The leases contain options to extend for periods from two to ten years.  The cost of such rentals is not included above.  The total rental expense for all leases for the years ended December 31, 2007 and 2006 was approximately $124,000 and $77,000, respectively.

Note 11 - Income Taxes

The income tax provision (benefit) consists of the following for the years ended December 31, 2007 and 2006:

	2007	2006
	(In Thousands)

Federal:
Current	$544	$528
Deferred	(41)	(75)

	503	453
State
Current	84	85
Deferred	(7)	(21)

	77	64

Income Tax Expense	$580	$517

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 - Income Taxes (Continued)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income at December 31, 2007 and 2006 is as follows:

	2007		2006
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(Dollars in Thousands)

Federal income tax at statutory rate	$486	34.0%	$469	34.0%
State income taxes, net of federal tax benefit	51	3.6	42	3.0
Other	43	3.0	6	0.5

	$580	40.6%	$517	37.5%

Items that gave rise to significant portions of deferred taxes are as follows:

	December 31,
	2007	2006
	(In Thousands)

Deferred tax assets:
Allowance for loan losses	$261	$246
Unrealized losses on securities available for sale	-	1
Other	26	18

	287	265

Deferred tax liabilities:
Premises and equipment	101	86
Mortgage servicing rights	154	201
Unrealized gains on securities available for sale	1	-

	256	287

Net Deferred Tax Asset (Liability)	$31	$(22)

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 - Income Taxes (Continued)

As a thrift institution, the Association is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves.  These reserves consist primarily of a defined base-year amount for Federal and New York income tax purposes.  Deferred tax liabilities are recognized with respect to any portion of the base-year amount which is expected to become taxable (or “recaptured”) in the foreseeable future.

Under current tax laws, Federal base-year reserves would be subject to recapture if the Association pays a cash dividend in excess of earnings and profits or liquidates.  In order for the Association to permissibly maintain a New York State tax bad debt reserve for thrifts, certain thrift definitional tests must be satisfied on an ongoing basis.  These definitional tests include maintaining at least 60% of assets in thrift qualifying assets, as defined for tax purposes, and maintaining a thrift charter.  The Association expects that it will take no action in the foreseeable future which would require the establishment of a tax liability associated with these bad debt reserves.

In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $500,000 at December 31, 2007, and the New York State base-year reserve of approximately $4.2 million at December 31, 2007, since the Association does not expect that these amounts will become taxable in the foreseeable future.  The unrecognized deferred tax liability with respect to the Federal and New York State base-year reserves was approximately $170,000 and $198,000 (net of federal benefit), respectively, at December 31, 2007.

The Company adopted the provisions of FASB Interpretation No. 48. “Accounting for Uncertainty in Income Taxes” (FIN 48) effective January 1, 2007. FIN 48 provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have any impact on the Company’s consolidated results of operations and financial position. The Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2007. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statements of income. The Company’s Federal and New York tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statue. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. As of December 31, 2007 there has been no material change in any uncertain tax position.

Note 12 - Employee Benefit Plans

401(K)

The Association has a 401(k) savings plan, which is offered to all eligible employees, defined as those who are 21 years of age that have worked for the Association for one year and work a minimum of 1,000 hours per Plan year.  The Plan permits tax deferred employee contributions of up to 15% of compensation and provides for employer discretionary matching and additional contributions determined annually by the Board of Directors.  Employer contributions are subject to the employee completing 1,000 hours of service during the Plan year and being employed on the last day of the Plan year.  Employer contributions vest to the employee at the rate of 20% after completion of two years of service and 20% per year, thereafter, becoming 100% vested upon the completion of six years of service.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 12 - Employee Benefit Plans Continued)

401(K) (Continued)

In 2007 and 2006, the Board of Directors approved matching contributions of 100% of employee contributions up to 2% of the employee’s compensation.  Matching contributions amounted to $38,000 and $33,000 in 2007 and 2006, respectively.  In 2007 and 2006, the Board of Directors approved additional contributions of 8% and 10%, respectively, of employees’ compensation.  Additional contributions were $139,000 and $164,000, respectively, for 2007 and 2006.

Employee Stock Ownership Plan (‘ESOP”)

On June 28, 2007, the Association established an ESOP which acquired 93,315 shares of the Company’s common stock in the stock offering with funds provided by a loan from the Company. The stock acquired by the ESOP but not yet released to participants is shown as a reduction of stockholders’ equity in the accompanying consolidated balance sheets. The ESOP loan will be repaid principally from the Association’s contributions to the ESOP in annual payments through 2027 at a fixed interest rate of 8.25%. Shares are released to participants on a straight-line basis over the loan term and allocated based on participant compensation. The Association recognizes compensation benefit expense as shares are committed for release at their current market price. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. The Company recognized $42,000 of compensation expense related to this plan for the year ended December 31, 2007. At December 31, 2007, there were 88,649 shares not yet released having an aggregate market value of $666,000. Participant eligibility requirements and vesting provisions for the ESOP are the same as the 401(k) savings plan outlined above.

Directors’ Retirement Plan

Effective March 9, 2007, the Association adopted an unfunded directors’ retirement plan for the benefit of non-employee directors.  Under the plan, directors who have attained the normal retirement age of 65 receive a retirement benefit based on their length of service upon termination. Benefits vest at the rate of 20% per year over a five year period commencing on the date of adoption for existing directors or the initial date of service for directors who join the Board of Directors after the adoption date.  The plan’s funded status as of the December 31, 2007  measurement date, activity in the plan and the amounts recognized in the accompanying consolidated financial statements follows:

Year Ended
December 31, 2007
(in thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$-
Service cost	41
Interest cost	2
Gain	(5)
Changes due to adoption of plan	27
Projected benefit obligation at end of year (funded status)	$65

The discount rate used to determine the benefit obligation at December 31, 2007 was 6.00%.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 12 - Employee Benefit Plans (Continued)

Directors’ Retirement Plan (Continued)

Amounts recognized in accumulated other comprehensive loss were:

December 31, 2007
(in thousands)
Net gain	$5
Past service liability	(22)
Pre-tax adjustment	(17)
Income tax effect	6
Net adjustment	$(11)

The estimated cost that will be amortized from accumulated other comprehensive loss into net periodic pension expense for the year ending December 31, 2008 is $-0- of net gain and $5,000 of past service liability.

Using an actuarial measurement date of December 31, 2007, the components of net periodic pension expense follow (in thousands):

Service cost	$41
Interest cost	2
Amortization of past service liability	5
Net periodic pension expense	$48

The following assumptions were used to determine net periodic pension expense for the year ended December 31, 2007; an amortization period of 5.3 years and a discount rate of 5.75%.

The Company does not expect to contribute to the plan in 2008.

The following table shows the expected benefit payments to be paid to participants for the years indicated (in thousands):

Years ending December 31,
2008	$-
2009	-
2010	-
2011	-
2012	38
2013 - 2017	187

Note 13 - Transactions with Officers and Directors

The Association has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, their immediate families, and affiliated companies (commonly referred to as related parties), on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Association.  These persons

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 13 - Transactions with Officers and Directors (Continued)

were indebted to the Association for loans totaling $564,000 and $676,000 at December 31, 2007 and 2006, respectively.  During 2007, $95,000 of new loans and $207,000 of repayments were made.

Deposits from related parties held by the Association at December 31, 2007 and 2006 amounted to $1.2 million and $1.3 million, respectively.

A director of the Company is associated with a law firm which provides legal services to the Association and its subsidiaries.  During 2007 and 2006, the law firm was paid approximately $273,000 and $277,000, respectively, for legal services of which $44,000 and $87,000, respectively, is included in professional fees and foreclosed assets expense in the accompanying consolidated statements of income.  The balance was paid by customers of the Association in connection with loan transactions.

Note 14 - Financial Instruments with Off-Balance Sheet Risk

The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.  The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Association’s financial instruments with off-balance sheet risk at December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)

Commitments to grant loans	$10,380	$15,286
Unfunded commitments under lines of credit	9,231	7,118
Letters of credit	633	363

	$20,244	$22,767

Fixed rate commitments to grant loans amounted to approximately $3.9 million at December 31, 2007, and had interest rates that ranged from 5.00% to 18.00%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The Association evaluates each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management’s credit evaluation.  Collateral held varies, but includes principally residential or commercial real estate.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 - Financial Instruments with Off-Balance Sheet Risk (Continued)

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party and generally expire within one year.  Those guarantees are primarily issued to municipalities to ensure the completion of public improvements in residential subdivisions by contractors that are customers of the Association.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Association holds savings accounts as collateral supporting these commitments for which collateral is deemed necessary.  At December 31, 2007 and 2006, such collateral amounted to $575,000 and $248,000, respectively.  The current amount of the liability as of December 31, 2007 and 2006 for guarantees under standby letters of credit issued is not material.

Note 15 - Regulatory Capital Requirements

The Association is required to maintain a cash reserve balance in vault cash or with the Federal Reserve Bank.  The total of this reserve balance was approximately $479,000 and $465,000 at December 31, 2007 and 2006, respectively.

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of tangible, core, and risk-based capital as defined in the regulations.  Management believes, as of December 31, 2007, that the Association met all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the regulators categorized the Association as “well capitalized” under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum core, Tier 1 risk-based and total risk-based ratios as set forth in the table below.  There are no conditions or events since that notification that management believes have changed the Association’s category.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Regulatory Capital Requirements (Continued)

The Association’s actual capital amounts and ratios are presented below.

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)

As of December 31, 2007:
Tangible	$14,329	10.80%	$	≥1,991	≥1.5%		N/A	N/A
Core (leverage)	14,329	10.80		≥5,310	≥4.0	$	≥6,638	≥ 5.0%
Tier 1 risk-based	14,329	14.36		≥3,994	≥4.0		≥5,990	≥ 6.0
Total risk-based	15,116	15.14		≥7,987	≥8.0		≥9,984	≥10.0

As of December 31, 2006:
Tangible	$8,375	7.13%	$	>1,761	>1.5%		N/A	N/A
Core (leverage)	8,375	7.13		>4,697	>4.0	$	>5,871	>5.0%
Tier 1 risk-based	8,375	10.38		>3,228	>4.0		>4,841	>6.0
Total risk-based	8,998	11.15		>6,455	>8.0		>8,070	>10.0

The following table presents a reconciliation of the Company’s consolidated equity as determined using accounting principles generally accepted in the United States of America (“GAAP”) and the Association’s regulatory capital amounts as of December 31:

	2007	2006
	(In Thousands)

Consolidated GAAP equity	$18,480	$8,520
Hometown Bancorp, Inc.’s equity in excess of its investment in the Association	(4,160)	(147)
Association GAAP equity	14,320	8,373

Net other comprehensive loss, net of income taxes	9	2
Tangible capital, core capital and Tier I risk-based capital	14,329	8,375

Allowance for loan losses	787	623

Total risk-based capital	$15,116	$8,998

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 - Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures, and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2007 and 2006:

Cash and Cash Equivalents

The carrying amounts of these instruments approximate their fair value.

Securities

Fair values for securities are based on quoted market prices, where available.  If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Loans Held for Sale

Fair values for loans held for sale are based on existing commitments from investors or prevailing market prices.

Loans Receivable

For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values.  The fair value of fixed-rate loans are estimated using discounted cash flow analyses at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock

The carrying amount of Federal Home Loan Bank stock approximates fair value.

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposit Liabilities

Fair values for demand deposits, savings accounts and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date.  Fair values of fixed-maturity certificates of deposit

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 - Fair Value of Financial Instruments (Continued)

are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar instruments with similar maturities.

Federal Home Loan Bank Advances

The carrying amount of Federal Home Loan Bank Advances approximates fair value.

Off-Balance Sheet Financial Instruments

Fair values of commitments to extend credit and letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms, and present credit worthiness of the counterparties.  At December 31, 2007 and 2006, the fair value of these instruments was not material.

The estimated fair values of the Company’s financial instruments at December 31, 2007 and 2006 were as follows:

	December 31,
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$4,013	$4,013	$3,265	$3,265
Securities available for sale	1,003	1,003	997	997
Securities held to maturity	1,774	1,776	11,044	11,016
Loans held for sale	528	528	1,168	1,168
Loans receivable, net	120,982	122,110	96,665	96,796
Federal Home Loan Bank stock	142	142	233	233
Accrued interest receivable	645	645	648	648
Mortgage servicing rights	386	386	503	503

Financial liabilities:
Non-interest bearing demand accounts	17,441	17,441	18,692	18,692
NOW accounts	6,446	6,446	6,546	6,546
Money market accounts	11,170	11,170	15,968	15,968
Savings accounts	13,645	13,645	13,343	13,343
Certificates of deposit	63,359	63,455	49,969	49,740
Federal Home Loan Bank Advances	-	-	2,525	2,525
Accrued interest payable	262	262	384	384

Off-balance sheet financial instruments:
Commitments to extend credit	-	-	-	-
Letters of credit	-	-	-	-

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17 - Hometown Bancorp, Inc. (Parent Company Only) Financial Information

Balance Sheets

	December 31, 2007	December 31, 2006
	(In Thousands)

Assets
Cash	$3,284	$145
Loan receivable from ESOP	879	-
Investment in subsidiary	14,320	8,373
Other assets	-	2
Total Assets	$18,483	$8,520

Other liabilities	$3	-
Stockholders’ Equity	18,480	$8,520
Total Liabilities and Stockholders’ Equity	$18,483	$8,520

Statements of Income

	Year Ended December 31, 2007	May 19, 2006 to December 31, 2006
	(In Thousands)

Interest income on ESOP loan	$39	$-
Operating expenses	30	5
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	9	(5)
Income tax (expense) benefit	(4)	2
Income (loss) before equity in undistributed earnings of subsidiary	5	(3)
Equity in undistributed earnings of subsidiary	845	596

Net Income	$850	$593

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17 - Hometown Bancorp, Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows

	Year Ended December 31, 2007	May 19, 2006 to December 31, 2006
	(In Thousands)

Cash Flows from Operating Activities
Net income	$850	$593
Adjustments to reconcile net income to net cash provided (used) in operating activities:
Equity in undistributed earnings of subsidiary	(845)	(596)
Decrease (increase) in other assets	2	(2)
Increase in other liabilities	3	-

Net Cash Provided by (Used in) Operating Activities	10	(5)

Cash flows from Investing Activities
Loan to ESOP	(933)	-
Repayments received on ESOP loan	54	-
Investment in bank subsidiary	(6,000)	-

Net Cash Used in Investing Activities	(6,879)	-

Cash Flows from Financing Activities
Proceeds from capital contribution	-	150
Net proceeds from common stock offering	10,008	-

Net Cash provided by Financing Activities	10,008	150

Net Increase in Cash	3,139	145

Cash - Beginning of Period	145	-

Cash - End of Period	$3,284	$145

Hometown Bancorp, Inc.

STOCKHOLDER INFORMATION

Corporate Office
Hometown Bancorp, Inc.
12 Main Street
Walden, NY 12586
(845) 778-2171

Annual Meeting of Stockholders
The annual meeting of Hometown Bancorp, Inc. will be held May 14, 2008 at 4:00pm at the Company’s office, 12 Main Street, Walden, NY 12586.

Annual Report on Form 10-KSB
For the 2007 fiscal year, Hometown Bancorp, Inc. has filed an Annual Report on Form 10-KSB with the Securities and Exchange Commission. The Form 10-KSB is available at www.sec.gov as part of the SEC EDGAR database. Stockholders may also obtain a copy free of charge by writing to Hometown Bancorp, Inc., 12 Main Street, Walden, NY 12586, Attention: Corporate Secretary.

Stock Transfer Agent & Registrar
Stockholders wishing to change name, address or ownership of stock, or to report lost certificates or to consolidate accounts should contact the Company’s stock registrar and transfer agent directly at:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

Regulatory Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W. Suite 400
Washington, DC 20015

Independent Auditor
Beard Miller Company LLP
115 Solar Street, Suite 100
Syracuse, NY 13204

Market Information for Common Stock
The common stock of Hometown Bancorp, Inc. trades on the Over-the-Counter market under the symbol “HTWC.OB”. At December 31, 2007, there were approximately 324 stockholders of record, not including the number of persons or entities holding stock in nominee or street names through various brokers and banks.

Hometown Bancorp, Inc. common stock was issued at $10.00 per share in connection with the Company’s initial minority public offering completed on June 28, 2007.

DIRECTORS AND OFFICERS
Hometown Bancorp, Inc.

Board of Directors
Graham S. Jamison: Chairman of the Board, Retired dairy farmer and Supervisor for the Town of Crawford, NY

Thomas F. Gibney: President & Chief Executive Officer, Hometown Bancorp, Inc.

Joseph B. Horan: President and funeral Director of Gridley Horan, Inc.

Gerald N. Jacobowitz: Senior partner in the law firm of Jacobowitz and Gubits, LLP

Stephen E. Sabine: Retired Division Manager from New York State Electric & Gas Corp.

Kenneth R. Schliphack: Retired from B&C Fuel Oil Co. Inc.

Curtis J. Schoeberl, Sr.: Assessor for the Town of Shawangunk, NY

Officers
Thomas F. Gibney: President & Chief Executive Officer, Hometown Bancorp, Inc.

Judith B. Weyant: Senior Vice President and Chief Operating Officer and Corporate Secretary

L. Bruce Lott: Senior Vice President and Chief Lending Officer

Stephen W. Dederick: Vice President and Chief Financial Officer