Form 10-K, Exhibit 13
period 2008-12-31
Hometown Bancorp,Inc.
filed 2009-03-31
CIK 1392922

Exhibit 13

2008 ANNUAL REPORT

PRESIDENT’S LETTER

Dear Stockholders and Customers:

It is my privilege to present the 2008 Annual Report for Hometown Bancorp, Inc.  On behalf of the Directors and Officers of the Company and all of those associated with its subsidiary, Walden Federal, I wish to welcome you as a shareholder of Hometown Bancorp and deliver our second Annual Report.

2008 proved to be a very challenging year due to the financial turmoil and economic events of the year.  I know that it is not necessary for me to comment on or describe those events, however, in some fashion or another they have had an impact on our results for the year just ended.  Nonetheless, we are pleased that we were able to avoid the types of losses that so many banks experienced during the year and report to you that Hometown Bancorp performed profitably, and continued to grow and build for the future.

The year 2008 was a year of significant growth for Hometown Bancorp, Inc.  In the face of tough competition, I am pleased to report that total assets grew by $17.7 million to a record $150.4 million – a 13.3% increase over the previous year.  Deposit account balances also increased by $12.7 million to $124.7 million – an 11.3% increase over the previous year.

We again experienced vigorous lending activity.  Our loan portfolio grew from $121.7 million at year end 2007 to $139.1 million at year end 2008, excluding loans originated for sale. Total loan production for residential mortgage loans, for both portfolio and loans sold in the secondary market (including construction loans) totaled $37.0 million and represented the most residential mortgage loans closed in any of the prior four years.  All of this surprisingly was within our goals and objectives for the year.

Hometown Bancorp, Inc. reported net income for the year ended 2008 of $565,000 compared to $850,000 for the year ended 2007.  The primary reason for the decrease in net income was an increase in the Company’s provision for loan losses.  Our allowance for loan losses was increased to $1.3 million, up from $787,000 as of year-end last year.  This increase was partially the result of management’s consideration of decreases in real estate values and increases in our non-accrual loans.  As a result, our allowance for loan losses as a percentage of total gross loans increased from 0.64% at year end 2007 to 0.97% at year end 2008. As we evaluate the performance of our loan portfolio (which consists primarily of real estate secured loans), the markets in which we lend and the overall economy, we expect non-performing assets to rise as we weather the storm of current economic conditions.  This can be expected to result in increases to our provision for loan losses as we move forward.

For 2009 to date our business remains strong and we are experiencing increased levels of activity in all areas of our operation. We are well aware that our stock price began 2008 trading at $7.51 and ended the year at $4.30.  We strongly believe that like many other financial institutions our stock price has been affected by factors outside our control, including the current market and economic conditions, and that it fails to reflect our many accomplishments.

During 2008 we determined that our stock price was at a level we deemed attractive compared to its book value.  As a result we repurchased 46,500 shares investing $284,000 at an average price of $6.11.  We cannot predict where economic events of the coming year will take us, but rest assured as shareholders of Hometown Bancorp, Inc. we will do everything possible to protect your investment and position our company to take advantage of opportunities.  Additionally, our employees continue to be motivated by the fact that they too are shareholders and have a significant personal investment in our company’s success.

Challenges in the business community present opportunities for community banks, such as Walden Federal, to forge new relationships as well as strengthen existing ones. As a result, in addition to our efforts to enhance retail banking products and services, we continue our dedication to serving our business customers. In 2008 we introduced several new products for our commercial/business customers including Remote Deposit Capture and the Walden Federal Business Debit card.  As of year-end we have a number of projects currently in testing that we plan to release in the near future. Two of these projects are “Command Business Online Banking” for our business customers and e-Statements.  Additionally, we will enhance our online banking system so that those customers that use this service can sign up for FREE email/text message alerts.

In 2008 we received approval to offer FHA loan products.  We anticipate offering these products during the first half of 2009.  Additionally in 2008, Walden Federal was accepted as a participating lender in the New York State Energy Smart Loan Fund Program with NYSERDA.  This program allows Walden Federal to lend at a lower interest rate to residential and commercial borrowers who wish to build or improve in an energy efficient manner.  We plan to launch this product in the early part of 2009.  We also look to explore online mortgage applications via the Web in 2009.

Walden Federal continues to own and to service an extended residential mortgage portfolio.  In response to the struggles of many borrowers who have suffered employment loss, as well as significant equity impairment in their homes, a number of initiatives are being put into place at the current time.  We have always been supportive of our borrowers and will continue to work with them to navigate through these difficult economic times.  Additionally, we are continually monitoring all programs being initiated through various agencies and will be proactive in connecting our borrowers to these programs as details of availability and criteria are made available.

Walden Federal is subject to various regulatory capital requirements by the federal banking agencies and we continue to maintain a strong capital position well in excess of regulatory requirements and are considered well-capitalized at December 31, 2008.  We did not apply for capital assistance under the Treasury Department’s Capital Purchase Program; an element of the Troubled Assets Relief Program (“TARP”) intended to provide banks with additional capital.  This decision was based upon our analysis of our balance sheet and our belief that we are well positioned to continue lending to individuals and businesses in our market.  Capital management shall continue to occupy the time and energies of the Board and management.

While capital remains very important, so is steady growth.  In that regard, we have continued to pursue growth opportunities with a long-term focus on expanding at a controlled pace.  After an extensive analysis of our space needs at our existing facilities, Walden Federal purchased the building in Newburgh that houses our sixth and newest branch.  It is our intention to move our commercial loan department into this building during the second quarter of 2009.  Construction and the build out of this area will begin shortly.   We believe that the proximity to our Newburgh branch location will serve us well and provide us new opportunities for growth.  In 2008, we created a new position for a Business Development Officer.  The person with that responsibility will also work out of this facility.

In 2008 we were proud to continue our focus on community involvement.  We have always dedicated funds, time and resources to making a difference in our communities, and we always will.  Our sponsorship of local teams, charity events, town festivals and other endeavors makes us a respected partner of the community and a good corporate citizen.  Most of our employees live in the communities we serve and we have a vested interest in making our communities a better place to live.  We are privileged to have so many outstanding people at all levels of the organization take part in so many activities.

During the year the Board of Directors of Hometown Bancorp, Inc. appointed Steven E. Howell to the Board of Directors.  Mr. Howell is a Certified Public Accountant in the states of New York and New Jersey and a DABFA - Diplomat of the American Board of Forensic Accountants.  He is a specialist in corporate accounting, offering expertise in the manufacturing niche, corporate tax planning, projection and budget implementation, succession planning, banking, and investment relationship building. Steve's financial experience and leadership will help position your company for the future.

We enter 2009 with a commitment to build on our strengths, on focusing on the retention of existing customers and also by developing new business.  With a goal of moderate growth in our future, we will differentiate our bank by delivering a broad range of products and services backed by knowledge and experience.  We will support these efforts with a disciplined approach to expense control and efficiency gains.  We remain confident that our focus will ultimately generate what our shareholders want - sustainable, long-term value.

 As we enter our 90th year of service, we are proud that Walden Federal has become a symbol of trust, honesty and integrity to so many people. We are truly honored to have such a distinction.  I promise you to continue to operate your bank in this manner.

We are proud of our performance in 2008 - a year that was challenging for the entire banking industry.  No doubt, 2009 will be a challenging year.  Although the environment in which we operate is still uncertain, we see many opportunities for our bank to build value for our shareholders, customers and the communities we serve.  With our plan for the future, the commitment of an experienced management team, a high quality work force and a dedicated Board of Directors we are up for the challenge.

Thank you for your confidence, your support and your investment in our company.

Thomas F. Gibney
President and Chief Executive Officer

Selected Financial and Other Data

The summary financial information presented below is derived, in part, from our audited consolidated financial statements.  The following is only a summary and you should read it in conjunction with the audited consolidated financial statements and notes beginning on page 17.  The information at December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 is derived in part from the audited consolidated financial statements that appear in this Annual Report.

	At or for the Year Ended December 31,
(Dollars in thousands)	2008	2007
Financial Condition Data:
Total assets	$150,369	$132,690
Investment securities	2,511	2,777
Loans receivable, net (1)	137,974	121,510
Deposits	124,739	112,061
Borrowings	4,375	-
Total stockholders’ equity	18,794	18,480

Operating Data:
Interest income	$8,726	$8,915
Interest expense	2,499	3,112
Net interest income	6,227	5,803
Provision for loan losses	579	185
Net interest income after provision for loan losses	5,648	5,618
Noninterest income	1,745	1,729
Noninterest expenses	6,492	5,917
Income before taxes	901	1,430
Income tax expense	336	580
Net income	$565	$850

(1) Includes held for sale loans of $106,000 and $528,000 at December 31, 2008 and 2007, respectively.

	At or for the Year Ended December 31,
	2008	2007
Performance Ratios:
Return on average assets	0.40%	0.67%
Return on average equity	2.99	6.24
Interest rate spread (1)	4.09	4.02
Net interest margin (2)	4.66	4.75
Noninterest income to average assets	1.25	1.35
Noninterest expense to average assets	4.64	4.63
Efficiency ratio (3)	81.44	78.56
Average interest-earning assets to average interest-bearing liabilities	130.47	128.79
Average equity to average assets	13.49	10.67

Capital Ratios (4):
Tangible capital	9.97	10.80
Core capital	9.97	10.80
Total risk-based capital	14.40	15.14

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.97	0.64
Allowance for loan losses as a percent of nonperforming loans	27.10	634.68
Net charge-offs to average outstanding loans during the period	0.01	0.02
Nonperforming loans as a percent of total loans	3.57	0.10
Nonperforming loans as a percent of total assets	3.31	0.09
Nonperforming assets and troubled debt restructurings as a percent of total assets	3.50	0.09

Other Data:
Number of:
Deposit accounts	12,434	12,404
Offices	6	6
____________________________________
(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Walden Federal Savings and Loan Association.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding our financial condition and results of operations.  You should read this discussion in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this Annual Report.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans.  We focus on providing our products and services to two segments of customers:  individuals and small businesses.

Income.  Our primary source of pre-tax income is net interest income.  Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings.  Changes in levels of interest rates affect our net interest income.  During most of 2008 and the latter part of 2007, short-term interest rates (which influence the rates we earn on adjustable rate loans and we pay on deposits) have decreased. Our spread between the interest we earn on loans and investments and the interest we pay on deposits has positively affected our net interest income, due to the decline in rates paid on interest-bearing deposits that exceeded the rate decline in interest-earning assets.

A secondary source of income is noninterest income, which is revenue that we receive from providing products and services.  The majority of our noninterest income generally comes from service charges and fees on deposit accounts and loans and mortgage-banking income.

Provision for Loan Losses.  The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio.  We evaluate the need to establish allowances against losses on loans on a quarterly basis.  When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses.  The noninterest expenses we incur in operating our business consists of salaries and employee benefit expenses, occupancy and equipment expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.  Our salaries and employee benefits expense has increased in recent periods as a result of the addition of staff for our newer branches in Newburgh and Monroe.  As a result of our initial public offering, our noninterest expenses have increased as a result of operating as a public company.  These additional expenses consist primarily of legal and accounting fees and expenses of shareholder communications.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of branch lease expense, depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.  Our occupancy expenses have increased in recent periods because of the expansion of our branch network.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.  We have identified the allowance for loan losses as a critical accounting policy.

The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date.  The allowance is established through the provision for loan losses, which is charged to income.  Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  Among the material estimates required to establish the allowance are:  loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio.  All of these estimates are susceptible to significant change.  Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio.  Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation.  In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses.  Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.  A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.  See Note 1 of the notes to the consolidated financial statements in this Annual Report for the Company’s significant accounting policies.

Operating/Business Strategy

Our strategy is to operate a well-capitalized and profitable community bank dedicated to providing quality customer service backed by knowledge and experience.  Our strategy historically has been to emphasize one-to four-family residential lending.  While we have continued to focus on residential lending, we have broadened the range of our products and services to enhance profitability consistent with safety and soundness. We now offer a full range of business products, as well as commercial real estate, builder/developer loans and construction lending.  We have also introduced additional products and services, such as business debit cards and “remote deposit capture.”  Additionally, we have developed a more proactive sales culture throughout the organization.  While we cannot guarantee our success, we plan to achieve our goals by executing our strategy of:

Continuing to pursue opportunities to expand and diversify our lending portfolio

Historically, we have emphasized single family residential lending within our markets.  While this focus remains important because of our expertise with this type of lending, we have also emphasized the origination of builder/developer loans and commercial real estate lending as a means of increasing both interest income and non-interest income.  We understand that builder/developer loans and commercial real estate loans generally expose a lender to greater credit risk than loans secured by single family properties.  The repayment of these loans depends on the business and financial condition of the borrower and in the case of builder/developer loans depends on the economic viability of the project being financed.  Because of this, we, like other banks, generally charge higher rates of interest for these types of loans than single family residential loans.  We will continue to invest in new systems, personnel and infrastructure. We have focused on improving and maintaining strong asset quality by following conservative underwriting criteria with a focus on loans secured by real estate.

Increasing core deposits through aggressive marketing and the offering of new deposit products and services

The Bank continues to emphasize the generation of core deposits as they are our primary source of funds for investing and lending.  Core deposits, which include all deposit account types except certificates of deposit, comprise 39.1% of total deposits at December 31, 2008 as compared to 43.5% for the previous year end.  As of December 31, 2008, time deposits constituted 60.9% of total deposits as compared to 56.5% as of December 31, 2007.  The percentage of time deposits increased during 2008.  It reflects our determination to utilize time deposits as an alternative to borrowing as a source of funding operations.  In addition, with the competitive pressures in 2008, we, like many other financial institutions, have found customers moving funds to time deposits due to generally higher rates.  We will continue to market our core deposits through in-branch and local mail, print and radio advertising, as well as programs that link various accounts and services together.  We will continue to customize existing deposit products and introduce new products to meet the needs of our customers and the communities we serve.   Our Business Development Officer, a newly created position in 2008, will promote and emphasize the generation of core deposits targeting commercial customers, in particular using our new “Command Online Business Banking”, to be released in early 2009.

Expanding our branch network to enable us to continue to build our lending and deposit franchise

We continue to review potential branch sites, as well as other physical plant/locations to meet the overall needs of the organization.  There can be no assurance as to whether or when we will open such offices or locations.  The Bank opened its sixth full-service branch office in Newburgh, Orange County, New York in 2007.  In 2008, we purchased the building in Newburgh that houses this branch.  We expect to move our commercial real estate/business loan division to that building during the second quarter of 2009.  Additionally, our Business Development Officer will work out of that office.

Remaining a Community Oriented Institution

As a community-oriented financial institution, we emphasize providing quality customer service backed by knowledge and experience.  We deliver personalized service and respond with flexibility to customer needs.  We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate.  Our commitment to the communities we serve has been broadened due to the expansion of our branch locations.  We contribute to worthy community and non-profit causes.  Our officers and employees who give their time, talent and resources, volunteered hundreds of hours in community and fundraising events, from walk-a-thons to town clean-up days to community celebrations.

Average Balance Sheets and Related Yields and Rates

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs.  The yields and costs for the years indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented.  For purposes of this table, average balances have been calculated using daily average balances, and nonaccrual loans are included in average balances.  Loan fees and costs are deferred and recognized as an adjustment in interest income on loans.  None of the income reflected in the following table is tax-exempt income.

Average Balance Table

	Year Ended December 31,
	2008			2007
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans receivable	$127,838	$8,541	6.68%	$109,347	$8,272	7.56%
Investment securities, taxable	2,667	111	4.16	9,574	472	4.93
Other interest-earning assets	3,110	74	2.38	3,233	171	5.29
Total interest-earning assets	133,615	8,726	6.53	122,154	8,915	7.30

Noninterest-earning assets	6,284			5,545
Total assets	$139,899			$127,699

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$6,207	18	0.29	$6,257	16	0.26
Money market accounts	11,913	198	1.66	12,488	291	2.33
Savings accounts	14,251	80	0.56	13,312	69	0.52
Certificates of deposit	67,603	2,145	3.17	60,754	2,644	4.35
Subscription funds	-	-	-	398	3	0.75
Borrowings	2,437	58	2.38	1,638	89	5.43
Total interest-bearing liabilities	102,411	2,499	2.44	94,847	3,112	3.28

Noninterest-bearing demand deposits	16,710			17,243
Other noninterest-bearing liabilities	1,903			1,988
Total liabilities	121,024			114,078

Stockholders’ equity	18,875			13,621
Total liabilities and stockholders’ equity	$139,899			$127,699

Net interest income		$6,227			$5,803
Interest rate spread			4.09			4.02
Net interest margin			4.66			4.75
Average interest-earning assets to average interest-bearing liabilities	130.47%			128.79%

Rate/Volume Analysis.  The following table sets forth the effects of changing rates and volumes on our net interest income.  The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume).  The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate).  The net column represents the sum of the prior columns.  For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

Net Interest Income – Changes Due to Rate and Volume

2008 Compared to 2007
(Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$1,302	$(1,033)	$269
Investment securities, taxable	(297)	(64)	(361)
Other interest earning assets	(6)	(91)	(97)
Total interest income	999	(1,188)	(189)

Interest expense:
Deposits	266	(845)	(579)
Subscription funds	(3)	-	(3)
Borrowings	32	(63)	(31)
Total interest expense	295	(908)	(613)
Increase (decrease) in net interest income	$704	$(280)	$424

Comparison of Financial Condition at December 31, 2008 and 2007

Total Assets. Total assets grew $17.7 million, or 13.3%, to $150.4 million at December 31, 2008 from $132.7 million at December 31, 2007, due primarily to loan growth which was offset in part by a reduction in cash and cash equivalents and securities. Loans net, increased $16.5 million, or 13.5%, from $121.5 million at December 31, 2007 to $138.0 million at December 31, 2008. Cash and cash equivalents decreased by $810,000 to $3.2 million at December 31, 2008, while securities decreased by $266,000 to $2.5 million at December 31, 2008.

Loans.  At December 31, 2008, total loans, net, were $138.0 million, or 91.8% of total assets.  During the year ended December 31, 2008, the loan portfolio grew $16.5 million, or 13.5%. The growth was distributed across several categories of the loan portfolio, particularly one- to four-family residential real estate loans which increased by $15.6 million, land loans which increased by $3.3 million and non-residential real estate loans which increased by $2.9 million, offset by a decline in commercial business loans by $2.7 million and construction loans of $1.8 million. We do not make subprime loans.

Securities. The investment securities portfolio was $2.5 million, or 1.7% of total assets, at December 31, 2008 compared to $2.8 million or 2.1% of total assets at December 31, 2007. Our investment portfolio consists primarily of U.S. Government agency securities and GNMA and FHLMC mortgage-backed securities. The decrease in securities was primarily due to principal paydowns on the mortgage-backed securities.

Deposits. Our primary source of funds is retail deposit accounts, which are comprised of noninterest-bearing demand accounts, interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit. During the year ended December 31, 2008, deposits grew $12.7 million or 11.3% to $124.7 million from $112.1 million at December 31, 2007. The increase in deposits was primarily due to the increase of $12.6 million in certificates of deposit. Certificates of deposit increased primarily due to promotions to fund loan growth and customers’ preference for higher deposit rates, offset by decreases in non-interest bearing demand accounts of $494,000.

Borrowings.  We utilize borrowings from the Federal Home Loan Bank of New York to supplement our source of funds for loans and investments.  We are able to utilize borrowings when necessary or advantageous as an alternative to deposits when a pricing advantage exists, as a temporary source of funds to meet liquidity needs or to manage our asset and liability position.  We had $2.4 million in average balances of borrowings during the year ended December 31, 2008 as compared to $1.6 million in average balances of borrowings during the year ended December 31, 2007. Borrowings were used to fund the increase in loan growth in excess of the deposit growth. We had borrowings of approximately $4.4 million at December 31, 2008 and no borrowings at December 31, 2007.

Stockholders’ Equity. Total stockholders’ equity increased $314,000 from $18.5 million at December 31, 2007 to $18.8 million at December 31, 2008. Equity increased primarily due to earnings of $565,000 for the year ended December 31, 2008, partially offset by common stock repurchases of $284,000 during 2008.

Results of Operations for the Years Ended December 31, 2008 and 2007

Overview.  For the year ended December 31, 2008, we reported net income of $565,000 compared to $850,000 for 2007. The decline in earnings was due to an increase of $394,000 in the provision for loan losses and a $575,000 increase in non-interest expenses, offset by a $424,000 increase in net interest income.

Net Interest Income.  Net interest income increased $424,000, or 7.3% to $6.2 million for the year ended December 31, 2008 from $5.8 million for the year ended December 31, 2007. The increase in net interest income for the year ended December 31, 2008, resulted primarily from a $3.9 million increase in the average balance of net interest-earning assets, and by a 7 basis point increase in our net interest rate spread in the comparable year periods. The decline in interest expense outpaced the decline in interest income in 2008 as compared to 2007. The net interest margin decreased 9 basis points for the comparable annual periods ended December 31, 2008 and 2007.

Interest income on loans increased $269,000, or 3.3%, to $8.5 million for the year ended December 31, 2008 from $8.3 million for the year ended December 31, 2007, as the average balance of the loan portfolio grew $18.5 million, or 16.9%, while the average yield on the loan portfolio decreased 88 basis points to 6.68% for 2008. Loan growth was driven by an increase in one- to four-family residential real estate loans, land and commercial real estate loans. The decrease in the average yield was primarily the result of the Federal Reserve reducing the federal funds rate by 5.00% since September 2007, which reduced the interest rate on prime based adjustable rate loans.

Interest income on investment securities decreased $361,000, or 76.5%, to $111,000 for the year ended December 31, 2008 from $472,000 for the year ended December 31, 2007. The decline in interest income on investment securities was due to a decrease in the average balance of investment securities of $6.9 million to $2.7 million for the year ended December 31, 2008 from $9.6 million for the year ended December 31, 2007, as a result of a call on a $9.0 million

U.S. Government agency security in September 2007. The decline was also due to a decrease in the yield of 77 basis points to 4.16% for 2008 as compared to 4.93% in 2007.

The shift in the mix of interest-earning assets, combined with lower market rates, decreased the average yield on interest earning assets to 6.53% during the year ended December 31, 2008, compared to 7.30% for the prior year.

Interest expense decreased 19.7% to $2.5 million for the year ended December 31, 2008 from $3.1 million for the year ended December 31, 2007. The decrease in interest expense was primarily the result of the decrease in the average cost of deposits from 3.25% in 2007 to 2.44% in 2008 due to the Federal Reserve’s actions to lower market interest rates. The decrease in the average cost was partially offset by an increase in the average balance of interest-bearing deposits during the year ended December 31, 2008 of $7.2 million, or 7.7%, compared with the prior year. This increase was due primarily to a $6.8 million increase in the average balance of certificates of deposit, primarily due to customer preference for higher interest rates, which was partially offset by a $575,000 decrease in the average balance of money market accounts.

For the year ended December 31, 2008, our net interest margin decreased 9 basis points to 4.66% from 4.75% for the prior year. If rates on loans continue to reprice faster than rates on our deposits, we could continue to experience compression of our net interest margin which could have a negative effect on our profitability.

Provision for Loan Losses.  The provision for loan losses increased $394,000 to $579,000 for the year ended December 31, 2008 compared to $185,000 for the year ended December 31, 2007. The increase in the provision for loan losses during the year ended December 31, 2008 was partially the result of management’s consideration of decreases in the real estate values in our market area and increases in our non-accrual loans. The increase in the provision for loan losses for the year also reflected management’s review of $1.2 million of land and construction loan participations secured by a residential subdivision located in our market area.  During the fourth quarter of 2008, management established a specific loan loss allowance of $389,000 for such loans due to an updated appraisal on the project indicating lower collateral values given current market conditions.

Nonperforming loans totaled $5.0 million, or 3.6% of total loans at December 31, 2008 compared to $1.8 million, or 1.4% of total loans at September 30, 2008 and $124,000, or 0.1% of total loans at December 31, 2007. The $5.0 million in nonperforming loans at year end were comprised of $2.4 million in one-to four-family residential loans, (one of these loans totaling $533,000 was paid off in January 2009), $1.2 million of loans extended to the residential subdivision previously mentioned, one loan to a builder for construction of an unsold home of $663,000 and $391,000 of land loans, primarily for a residential subdivision.

We had net charge-offs of $19,000 for the year ended December 31, 2008 compared to $21,000 for the year ended December 31, 2007.

The allowance for loan losses was $1.3 million, or 0.97% of total loans outstanding as of December 31, 2008, as compared with $787,000, or 0.64% as of December 31, 2007.

Non-interest Income.  Non-interest income was $1.7 million for both the years ended December 31, 2008 and 2007. Excluding the effect of a non-recurring settlement of a litigation matter of $186,000 in 2008, non-interest income decreased by $170,000. The litigation settlement was a dispute over the proceeds of a sale of an other real estate owned property. Contributing to the decrease in non-interest income for the year ended December 31, 2008, were decreases in banking fees and service charges of $43,000 as a result of customer preference for service charge free accounts and the competitive banking environment. Mortgage banking income, net, decreased by $101,000 as a result of the decrease in the volume of mortgages sold and the gains derived from such sales. There were no losses on security sales in 2008 as compared to losses of $2,000 on the sale of securities in 2007.

Non-interest Income Summary

Year Ended December 31, (Dollars in thousands)	2008	2007	$ Change	% Change
Banking fees and service charges	$1,109	$1,152	$(43)	(3.7)%
Mortgage banking income, net	312	413	(101)	(24.5)
Realized losses on sale of securities	-	(2)	2	100.0
Investment brokerage fees	66	84	(18)	(21.4)
Litigation settlement	186	-	186	100.0
Other	72	82	(10)	(12.2)
Total	$1,745	$1,729	$16	0.9%

Non-interest Expenses.  Non-interest expenses increased $575,000, or 9.7% to $6.5 million for the year ended December 31, 2008 compared to $5.9 million for 2007. Non-interest expenses include salary and employee benefits and all other operating expenses which increased $198,000 for the year ended December 31, 2008, due to the Bank’s newest branch which opened in September 2007 in the Town of Newburgh. In addition salary and medical benefits increased by $144,000 for all staff in 2008. Expense for the FDIC deposit insurance premium increased $36,000 in 2008. We anticipate increased FDIC deposit insurance premiums in 2009 which will increase non-interest expenses and adversely impact earnings. Professional fees increased by $181,000 for the year ended December 31, 2008, primarily due to expenses relating to being a public company.

Non-interest Expenses Summary

Year Ended December 31, (Dollars in thousands)	2008	2007	$ Change	% Change
Salaries and employee benefits	$3,788	$3,473	$315	9.1%
Advertising and marketing	240	272	(32)	(11.8)
Telephone and postage	189	193	(4)	(2.1)
Occupancy and equipment	715	637	78	12.2
Federal deposit insurance premiums	49	13	36	276.9
Data processing expenses	545	504	41	8.1
Professional fees	365	184	181	98.4
Printing and supplies	75	81	(6)	(7.4)
Other	526	560	(34)	(6.1)
Total	$6,492	$5,917	$575	9.7%

Income Tax Expense. Income tax expense was $336,000 for the year ended December 31, 2008 as compared to $580,000 for the year ended December 31, 2007. Lower levels of pre-tax income have resulted in a decrease in income tax expense.

Interest Rate Risk Management.  Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates.  We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment.  Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits.  As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings.  To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.  Our strategy for managing interest rate risk emphasizes:  originating loans with adjustable interest rates; selling residential real estate fixed-rate loans with terms greater than 10 years ; and promoting core deposit products and short-term time deposits.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management.  The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk.  This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates.  Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items.  This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.  We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.  The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2008 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

NPV Analysis

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets
Basis Point (“bp”)
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

300	$16,381	$(3,478)	(17.5)%	10.77%	(190	) bp
200	18,123	(1,736)	(8.7)	11.76	(92	) bp
100	19,143	(716)	(3.6)	12.31	(37	) bp
0	19,859	—	—	12.68	—
(50)	20,065	206	1.0	12.78	10	bp
(100)	20,129	270	1.4	12.81	13	bp

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

Our most liquid assets are cash and cash equivalents.  The levels of these assets depend on our operating, financing, lending and investing activities during any given period.  At December 31, 2008, cash and cash equivalents totaled $3.2 million.  In addition, at December 31, 2008, we had line of credit arrangements to borrow up to $26.9 million from the Federal Home Loan Bank of New York.  On December 31, 2008, we had approximately $4.4 million of advances outstanding.

A significant use of our liquidity is the funding of loan originations.  At December 31, 2008, we had $20.4 million in loan commitments outstanding, which primarily consisted of $3.6 million in unadvanced portions of construction loans, $3.2 million in commitments to fund one- to four-family residential real estate loans, $2.5 million in unused home equity lines of credit, $8.1 million in unused commercial lines of credit and $1.9 million in commitments to fund commercial loans.  Historically, many of the commitments expire without being fully drawn; therefore, the total amount of commitments do not necessarily represent future cash requirements.  Another significant use of our liquidity is the funding of deposit withdrawals.  Certificates of deposit due within one year of December 31, 2008 totaled $74.4 million, or 97.9% of certificates of deposit.  The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment.  If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings.  Depending on market conditions, we may be required to pay higher than market rates on such deposits or other borrowings.  We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management.  We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2008, we exceeded all of our regulatory capital requirements.

Our stock offering increased our equity by $9.1 million in June 2007, thereby improving our liquidity. Over time, the initial level of liquidity has been reduced as net proceeds from the stock offering were used for general corporate purposes, including the funding of lending activities.  Our financial condition and results of operations have been enhanced by the capital from the offering, resulting in increased net interest-earning assets and net interest income.  However, the large increase in equity resulting from the capital raised in the offering, has had an adverse impact on our return on equity.  We may use capital management tools such as cash dividends and common share repurchases.

Future dividend payments will depend on our profitability, approval by its Board of Directors and prevailing OTS regulations.  To date, we have not declared any cash dividends. We announced on July 28, 2008, a stock repurchase program to repurchase 53,561 shares, representing 5% of its outstanding shares (excluding shares held by Hometown Bancorp MHC). On March 10, 2009 we completed the repurchase of all 53,561 shares.

Off-Balance Sheet Arrangements.  In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our financial statements.  These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.

For the year ended December 31, 2008, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation.  The primary impact of inflation on our operations is reflected in increased operating costs.  Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature.  As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation.  Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Index to Consolidated Financial Statements and Schedules

Page

Report of Independent Registered Public Accounting Firm	18

Consolidated Financial Statements

Consolidated Balance Sheets	19

Consolidated Statements of Income	20

Consolidated Statements of Stockholders' Equity	21

Consolidated Statements of Cash Flows	22

Notes to Consolidated Financial Statements	23

Schedules

All schedules are omitted because the required information is not applicable or is included in the consolidated financial statements and related notes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Hometown Bancorp, Inc.
Walden, New York

We have audited the accompanying consolidated balance sheets of Hometown Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP
Syracuse, New York
March 30, 2009

Hometown Bancorp, Inc.

Consolidated Balance Sheets

	December 31,
	2008	2007
	(Dollars in Thousands, Except Share Data)

Assets

Cash and due from banks	$2,915	$3,642
Interest earning demand deposits with banks	288	371

Cash and Cash Equivalents	3,203	4,013

Securities available for sale	1,002	1,003
Securities held to maturity (fair value 2008 $1,530; 2007 $1,776)	1,509	1,774
Loans held for sale	106	528
Loans receivable, net of allowance for loan losses (2008 $1,347; 2007 $787)	137,868	120,982
Premises and equipment, net	4,087	2,797
Federal Home Loan Bank stock, at cost	395	142
Accrued interest receivable and other assets	2,199	1,451

Total Assets	$150,369	$132,690

Liabilities and Stockholders’ Equity

Liabilities
Deposits:
Noninterest bearing	$16,947	$17,441
Interest bearing	107,792	94,620

Total Deposits	124,739	112,061

Federal Home Loan Bank advances	4,375	-
Advances from borrowers for taxes and insurance	708	535
Accrued interest payable	143	262
Other liabilities	1,610	1,352

Total Liabilities	131,575	114,210

Commitments and Contingencies	-	-

Stockholders’ Equity
Preferred stock, $0.01 par value; 3,000,000 shares authorized and unissued	-	-
Common stock, $0.01 par value; 7,000,000 shares authorized; 2,380,500 shares issued	24	24
Paid-in capital	10,112	10,129
Retained earnings	9,787	9,222
Unearned ESOP shares, at cost	(840)	(886)
Treasury stock, at cost, 46,500 shares and none at December 31, 2008 and 2007	(284)	-
Accumulated other comprehensive loss	(5)	(9)

Total Stockholders’ Equity	18,794	18,480

Total Liabilities and Stockholders’ Equity	$150,369	$132,690

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2008	2007
	(In Thousands except per share data)
Interest Income
Loans receivable, including fees	$8,541	$8,272
Securities, taxable	111	472
Other	74	171

Total Interest Income	8,726	8,915

Interest Expense
Deposits	2,441	3,020
Stock subscription funds	-	3
Federal Home Loan Bank advances	58	89

Total Interest Expense	2,499	3,112

Net Interest Income	6,227	5,803

Provision for Loan Losses	579	185

Net Interest Income after Provision for Loan Losses	5,648	5,618

Non-interest Income
Banking fees and service charges	1,109	1,152
Mortgage banking income, net	312	413
Investment brokerage fees	66	84
Realized losses on sales of securities	-	(2)
Litigation settlement	186	-
Other	72	82

Total Non-interest Income	1,745	1,729

Non-interest Expenses
Salaries and employee benefits	3,788	3,473
Occupancy and equipment	715	637
Professional fees	365	184
Advertising and marketing	240	272
Data processing	545	504
Telephone and postage	189	193
Other	650	654

Total Non-interest Expenses	6,492	5,917

Income before Income Taxes	901	1,430

Income Tax Expense	336	580

Net Income	$565	$850

Net Income per common share - basic	$0.25	$0.47
Weighted average number of common shares outstanding – basic	2,286	1,812

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2008 and 2007
(In Thousands except share data)

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance - December 31, 2006	$-	$150	$8,372	$-	$-	$(2)	$8,520

Comprehensive income:
Net income	-	-	850	-	-	-	850
Other comprehensive loss	-	-	-	-	-	(7)	(7)
Total Comprehensive Income							843

Shares issued in public offering (2,380,500 shares)	24	9,984	-	-	-	-	10,008
Shares purchased by ESOP	-	-	-	(933)	-	-	(933)
ESOP shares committed to be released (4,666 shares)	-	(5)	-	47	-	-	42

Balance - December 31, 2007	24	10,129	9,222	(886)	-	(9)	18,480

Comprehensive income:
Net income	-	-	565	-	-	-	565
Other comprehensive income	-	-	-	-	-	4	4
Total Comprehensive Income							569

Treasury stock purchased (46,500 shares)	-	-	-	-	(284)	-	(284)
ESOP shares committed to be released (4,666 shares)	-	(17)	-	46	-	-	29

Balance - December 31, 2008	$24	$10,112	$9,787	$(840)	$(284)	$(5)	$18,794

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007
	(In Thousands)
Cash Flows from Operating Activities
Net income	$565	$850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	241	221
Provision for loan losses	579	185
Deferred income tax benefit (expense)	311	(48)
Amortization of mortgage servicing rights	144	157
Net accretion of securities premiums and discounts	-	(26)
Net realized loss on sales of securities	-	2
Net gain on sale of loans	(135)	(264)
Loans originated for sale	(11,191)	(17,561)
Proceeds from sale of loans	11,748	18,465
ESOP expense	29	42
Increase in accrued interest receivable and other assets	(892)	(94)
Increase (decrease) in accrued interest payable and other liabilities	(167)	233
Net Cash Provided by Operating Activities	1,232	2,162

Cash Flows from Investing Activities
Activity in available for sale securities:
Purchases	(1,000)	(1,000)
Maturities, calls and principal repayments	1,000	1,000
Activity in held to maturity securities:
Purchases	(750)	(9,500)
Maturities, calls and principal repayments	1,015	9,795
Proceeds from sales	-	8,997
Net increase in loans receivable	(17,465)	(23,889)
Purchases of loan participations	-	(613)
Net (increase) decrease in Federal Home Loan Bank stock	(253)	91
Purchases of bank premises and equipment	(1,531)	(491)
Net Cash Used by Investing Activities	(18,984)	(15,610)

Cash Flows from Financing Activities
Net increase in deposits	12,678	7,543
Net increase (decrease) in Federal Home Loan Bank advances	4,375	(2,525)
Increase in advances from borrowers for taxes and insurance	173	103
Net proceeds from common stock offering	-	10,008
Purchase of shares for ESOP	-	(933)
Treasury stock purchased	(284)	-

Net Cash Provided by Financing Activities	16,942	14,196

Net Increase (Decrease) in Cash and Cash Equivalents	(810)	748

Cash and Cash Equivalents - Beginning	4,013	3,265

Cash and Cash Equivalents - Ending	$3,203	$4,013

Supplementary Cash Flows Information
Interest paid	$2,618	$3,234

Income taxes paid	$570	$523

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

On June 28, 2007, the Company completed its minority stock offering of 45% of the aggregate total voting stock of the Company.  In connection with the minority offering, 2,380,500 shares of common stock were issued, of which 1,071,225 shares were sold to the Association’s eligible account holders and the employee stock ownership plan (the “ESOP”) for $10 per share, resulting in net proceeds of approximately $9.1 million after offering expenses and ESOP.  Currently, 56.3% of the Company’s outstanding common stock, or 1,309,275 shares, is owned by Hometown Bancorp MHC.  Costs of approximately $717,000 were incurred in connection with the stock offering and were deducted from the offering proceeds.

The Association maintains its executive offices and main branch in Walden, New York, with branches in Montgomery, Monroe, Newburgh and Otisville, New York.  The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds principally in mortgage loans secured by one-to-four-family residences, multi-family and commercial properties, land loans, commercial loans, consumer loans and mortgage-backed securities.

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

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial, commercial real estate, construction and land loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

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

Gains and losses on sales of loans are recognized when the sales proceeds are received, and are measured in accordance with SFAS No. 140 (including consideration of assets obtained and liabilities incurred in the transfer, if any, such as servicing rights and recourse obligations).  Recourse liabilities on loan sales through December 31, 2008 are not material to the Company’s financial position and results of operations.  Loan servicing income is reported in mortgage banking income, net.

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

Net Income Per Common Share

Basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. The 1,309,275 common shares issued to Hometown Bancorp MHC are assumed to be outstanding for all periods presented, consistent with the provisions of SFAS No.128, Earnings per Share, pertaining to changes in capital structure. The shares issued to the public are included in the weighted average common shares outstanding calculation since the closing of the stock offering on June 28, 2007.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Net Income Per Common Share (Continued)

The Company has a simple capital structure as it has not granted any restricted stock awards or stock options and, during the years ended December 31, 2008 and 2007, had no potentially dilutive common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating earnings per common share until they are committed to be released.

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

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Comprehensive Income (Continued)

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)

Unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the year	$(1)	$6

Directors’ retirement plan:
Prior service cost	-	(27)
Pension gains	3	5
Reclassification adjustment for pension gains and prior service cost recognized in pension expense	5	5

Net Change in Director’s retirement plan liability	8	(17)

Other comprehensive income (loss) before tax	7	(11)

Income tax effect	(3)	4

Net of Tax Amount	$4	$(7)

At December 31, 2008 and 2007, the components of accumulated other comprehensive loss are as follows:

	2008	2007
	(In Thousands)

Unrealized gains on securities available for sale (net of tax effect 2008 ($1); 2007 ($1))	$1	$2

Net losses and past service liability for Directors’ retirement plan (net of tax effect 2008 $4; 2007 $6)	(6)	(11)

	$(5)	$(9)

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

SFAS 132(R)-1

In December 2008, the Financial Accounting Standards Board (FASB) issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. This FSP amends SFAS 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The Company does not expect that this new pronouncement will have any impact on its consolidated financial statements.

SFAS No. 141(R)

SFAS No. 141 (R) “Business Combinations” was issued in December 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective January 1, 2009. This new pronouncement will impact the Company’s accounting for business combinations completed beginning January 1, 2009.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Securities

The amortized cost of securities and their approximate fair values are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

Available for Sale:

December 31, 2008:
U.S. Government agencies	$1,000	$2	$-	$1,002

December 31, 2007:
U.S. Government agencies	$1,000	$3	$-	$1,003

Held to Maturity:

December 31, 2008:
U.S. Government agencies	$750	$6	$-	$756
Mortgage-backed securities	759	18	3	774

	$1,509	$24	$3	$1,530

December 31, 2007:
U.S. Government agencies	$500	$2	$-	$502
Mortgage-backed securities	1,274	9	9	1,274

	$1,774	$11	$9	$1,776

The amortized cost and fair value of securities as of December 31, 2008, by contractual maturity, are shown below.  Expected maturities may differ from contractual maturities because the borrowers may have the right to prepay obligations with or without any penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)		(In Thousands)

Due in one year or less	$-	$-	$-	$-
Due after one year through five years	1,000	1,002	750	756
Due after five years through ten years	-	-	-	-
Due after ten years	-	-	-	-
Mortgage-backed securities	-	-	759	774

	$1,000	$1,002	$1,509	$1,530

Gross losses of $2,000 were realized on sales of securities in 2007. There were no sales of investments in 2008. On March 28, 2007, we sold a $9.0 million held-to-maturity U.S. Treasury note scheduled to mature on March 31,

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 - Securities (Continued)

2007.  The sale transaction did not taint our held-to-maturity securities portfolio as the sale occurred so close to the maturity of the investment security.

The following table shows the Association’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)

December 31, 2008:
Held to Maturity:
Mortgage-backed securities	$-	$-	$88	$3	$88	$3

	$-	$-	$88	$3	$88	$3

December 31, 2007:
Held to Maturity:
Mortgage-backed securities	$118	$1	$369	$8	$487	$9

	$118	$1	$369	$8	$487	$9

At December 31, 2008, the Association had one security in an unrealized loss position for 12 months or more.  In management’s opinion, the decline in fair value is due only to interest rate fluctuations.  As the Association has the intent and ability to hold the investment until maturity, it is not deemed to be other-than-temporarily impaired. The individual unrealized loss is not significant.

At December 31, 2008 and 2007, securities with a carrying value of $500,000 were pledged to secure public deposits and for other purposes required or permitted by law.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 - Loans Receivable and Allowance for Loan Losses

The composition of loans receivable at December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)

First mortgage loans:
Residential	$65,565	$49,558
Construction	9,162	10,990
Multi-family	2,515	2,791
Commercial	22,456	19,525
Land	13,632	10,309

Total First Mortgage Loans	113,330	93,173

Other loans:
Commercial	12,763	15,479
Consumer	466	336
Home equity loans and credit lines	12,434	12,538
Loans on savings accounts	159	189

Total Loans	139,152	121,715

Deferred loan origination costs, net	63	54
Allowance for loan losses	(1,347)	(787)

Net Loans	$137,868	$120,982

The Association grants loans to customers primarily within Orange County, New York, and to a lesser extent, portions of the adjacent counties of Ulster and Sullivan.  A large portion of the loan portfolio is secured by real estate.  Although the Association has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

The following table presents changes in the allowance for loan losses for the years ended December 31, 2008 and 2007:

	2008	2007
	(In Thousands)

Balance, beginning	$787	$623
Provision for loan losses	579	185
Loans charged off	(23)	(25)
Loan recoveries	4	4

Balance, ending	$1,347	$787

The Association had nonaccrual loans, which management expects will eventually be paid in full, amounting to approximately $5.0 million and $124,000 at December 31, 2008 and 2007, respectively.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3 - Loans Receivable and Allowance for Loan Losses (Continued)

Interest not recognized on nonaccrual loans was $208,000 and $8,000 for the years ended December 31, 2008 and 2007.  There were no loans past due 90 days or more and still accruing interest at December 31, 2008 and 2007.

The following is a summary of information pertaining to impaired loans at December 31:

	2008	2007

Impaired loans without a valuation allowance	$2,415	$-
Impaired loans with a valuation allowance	1,499	-

Total Impaired Loans	$3,914	$-

Valuation allowance related to impaired loans	$432	$-

During 2008, no interest income was recognized on loans that were impaired. The average balance of impaired loans with an allowance was $639,000 in 2008, compared to none in 2007. The Association generally does not separately identify individual residential and consumer loans for impairment.

At December 31, 2008 and 2007, one-to-four family residential mortgage loans serviced for others amounted to approximately $81.2 million and $83.5 million, respectively.  Advances from borrowers for taxes and insurance related to loans serviced for others amounted to approximately $466,000 and $443,000, respectively, at December 31, 2008 and 2007.  These loans and related advances are not included in the accompanying consolidated balance sheets.

The following summarizes activity pertaining to mortgage servicing rights for the years ended December 31, 2008 and 2007:

	2008	2007
	(In Thousands)

Balance, beginning	$386	$503
Capitalized during the year	68	40
Amortization	(144)	(157)
Balance, ending	$310	$386

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 4 - Premises and Equipment

The components of premises and equipment at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)

Land	$901	$551
Buildings and leasehold improvements	3,566	2,450
Furniture and equipment	999	934
Automobiles	61	61

	5,527	3,996
Accumulated depreciation	1,440	1,199

	$4,087	$2,797

Note 5 - Deposits

Deposits at December 31, 2008 and 2007 consist of the following major classifications:

	2008	2007
	(In Thousands)

Non-interest bearing demand	$16,947	$17,441
NOW	6,644	6,446
Money market	11,579	11,170
Savings	13,561	13,645
Certificates of deposit	76,008	63,359

	$124,739	$112,061

A summary of certificates of deposit by maturity at December 31, 2008 is as follows (in thousands):

Year ending December 31:
2009	$74,403
2010	1,041
2011	142
2012	263
2013	159

$76,008

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $29.5 million and $24.7 million at December 31, 2008 and 2007, respectively.  At December 31, 2008, $10.0 million of certificates of deposit consisted of one municipal deposit from the New York State Office of the Comptroller which is secured by a municipal letter of credit issued by the Federal Home Loan Bank (see Note 6).

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 – Deposits (Continued)

A summary of interest expense on deposits for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)

NOW and money market demand	$216	$307
Savings	80	69
Certificates of deposit	2,145	2,644

	$2,441	$3,020

Note 6 - Federal Home Loan Bank Advances

The Association has various line of credit facilities with the Federal Home Loan Bank, which mature on July 31, 2009, and provide for borrowings of up to $26.9 million of which approximately $1.9 million was outstanding overnight at a rate of 0.44% as of December 31, 2008 and none was outstanding at December 31, 2007.

The Association also had two short-term advances totaling $2.5 million outstanding at December 31, 2008, which both are due in April 2009. The interest rate on such advances range from 1.58% to 2.55%.

The borrowings are secured by qualifying assets of the Association which include the Federal Home Loan Bank stock, securities and first mortgage loans.  The Association has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $45.1 million, including line of credit facilities, of which $10.0 million was used  to secure a municipal letter of credit and $4.4 million was outstanding under FHLB advances..

Note 7 - Legal Contingencies

Various legal claims arise from time to time in the normal course of business, which in the opinion of management will have no material effect on the Company’s consolidated financial statements.

Note 8 - Restrictions on Dividends, Loans and Advances

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

At December 31, 2008, the Association’s retained earnings available for the payment of dividends was approximately $2.3 million.  Funds available for loans or advances by the Association to the Company amounted to approximately $1.5 million.

In addition, dividends paid by the Association to the Company would be prohibited if the effect thereof would cause the Association’s capital to be reduced below minimum capital requirements.

The Company’s ability to pay dividends is generally dependent on the Association’s ability to pay dividends to the Company.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 9 - Lease Commitments and Total Rental Expense

The Association leases four branch locations under long-term operating leases.  Future minimum lease payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2008 (in thousands):

Years ending December 31:
2009	$93
2010	77
2011	27
$197

The leases contain options to extend for periods from two to ten years.  The cost of such rentals is not included above.  The total rental expense for all leases for the years ended December 31, 2008 and 2007 was approximately $134,000 and $124,000, respectively.

Note 10 - Income Taxes

The income tax provision (benefit) consists of the following for the years ended December 31, 2008 and 2007:

	2008	2007
	(In Thousands)

Federal:
Current	$558	$544
Deferred	(287)	(41)

	271	503
State
Current	86	84
Deferred	(21)	(7)

	65	77

Income Tax Expense	$336	$580

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 10 - Income Taxes (Continued)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income for the years ended December 31, 2008 and 2007 is as follows:

	2008		2007
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(Dollars in Thousands)

Federal income tax at statutory rate	$306	34.0%	$486	34.0%
State income taxes, net of federal tax benefit	43	4.7	51	3.6
Other	(13)	(1.4)	43	3.0

	$336	37.3%	$580	40.6%

Items that gave rise to significant portions of deferred taxes are as follows:

	December 31,
	2008	2007
	(In Thousands)

Deferred tax assets:
Allowance for loan losses	$451	$261
Directors’ Retirement Plan	46	26
Nonaccrual interest	80	8

	577	295

Deferred tax liabilities:
Premises and equipment	78	101
Mortgage servicing rights	140	154
Unrealized gains on securities available for sale	1	1
Other	16	8

	235	264

Net Deferred Tax Asset	$342	$31

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

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 10 - Income Taxes (Continued)

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

In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $500,000 at December 31, 2008, and the New York State base-year reserve of approximately $4.8 million at December 31, 2008, since the Association does not expect that these amounts will become taxable in the foreseeable future.  The unrecognized deferred tax liability with respect to the Federal and New York State base-year reserves was approximately $170,000 and $225,000 (net of federal benefit), respectively, at December 31, 2008.

The Company adopted the provisions of FASB Interpretation No. 48. “Accounting for Uncertainty in Income Taxes” (FIN 48) effective January 1, 2007. FIN 48 provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have any impact on the Company’s consolidated results of operations and financial position. The Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2008 and 2007. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statements of income. The Company’s Federal and New York tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. As of December 31, 2008 and 2007 the Company has no uncertain tax positions.

Note 11 - Employee Benefit Plans

401(K)

The Association has a 401(k) savings plan, which is offered to all eligible employees, defined as those who are at least 21 years of age that have worked for the Association for one year and work a minimum of 1,000 hours per Plan year.  The Plan permits tax deferred employee contributions of up to 15% of compensation and provides for employer discretionary matching and additional contributions determined annually by the Board of Directors.  Employer contributions are subject to the employee completing 1,000 hours of service during the Plan year and being employed on the last day of the Plan year.  Employer contributions vest to the employee at the rate of 20% after completion of two years of service and 20% per year, thereafter, becoming 100% vested upon the completion of six years of service.

In 2008 and 2007, the Board of Directors approved matching contributions of 100% of employee contributions up to 2% of the employee’s compensation.  Matching contributions amounted to $42,000 and $38,000 in 2008 and 2007, respectively.  In 2008 and 2007, the Board of Directors approved additional contributions of 5% and 8%, respectively, of employees’ compensation.  Additional contributions were $118,000 and $139,000, respectively, for 2008 and 2007.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans Continued)

Employee Stock Ownership Plan (”ESOP”)

In June 2007, the Association established an ESOP which acquired 93,315 shares of the Company’s common stock in the stock offering with funds provided by a loan from the Company. The stock acquired by the ESOP but not yet released to participants is shown as a reduction of stockholders’ equity in the accompanying consolidated balance sheets. The ESOP loan will be repaid principally from the Association’s contributions to the ESOP in annual payments through 2027 at a fixed interest rate of 8.25%. Shares are released to participants on a straight-line basis over the loan term and allocated based on participant compensation. The Association recognizes compensation benefit expense as shares are committed for release at their current market price. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. The Company recognized $29,000 and $42,000 of compensation expense related to this plan for the years ended December 31, 2008 and 2007. At December 31, 2008, there were 83,983 shares not yet released having an aggregate market value of approximately $361,000. Participant eligibility requirements and vesting provisions for the ESOP are the same as the 401(k) savings plan outlined above.

Directors’ Retirement Plan

Effective March 2007, the Association adopted an unfunded directors’ retirement plan for the benefit of non-employee directors.  Under the plan, directors who have attained the normal retirement age of 65 receive a retirement benefit based on their length of service upon termination. Benefits vest at the rate of 20% per year over a five year period commencing on the date of adoption for existing directors or the initial date of service for directors who join the Board of Directors after the adoption date.  The plan’s funded status as of the December 31, 2008 measurement date, activity in the plan and the amounts recognized in the accompanying consolidated financial statements follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(In Thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$65	$-
Service cost	44	41
Interest cost	4	2
Gains	(3)	(5)
Prior service cost	-	27
Projected benefit obligation at end of year (funded status)	$110	$65

The discount rate used to determine the benefit obligation at December 31, 2008 and 2007 was 6.00%.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans (Continued)

Directors’ Retirement Plan (Continued)

Amounts recognized in accumulated other comprehensive loss were:

	December 31, 2008	December 31, 2007
	(In Thousands)
Unrecognized net gain	$7	$5
Prior service cost	(17)	(22)
Pre-tax adjustment	(10)	(17)
Income tax effect	4	6
	$(6)	$(11)

The estimated cost that will be amortized from accumulated other comprehensive loss into net periodic pension expense for the year ending December 31, 2009 is $-0- of net gain and $5,000 of prior service cost.

Using an actuarial measurement date of December 31, 2008 and 2007, the components of net periodic pension expense follow (in thousands):

	2008	2007
Service cost	$44	$41
Interest cost	4	2
Amortization of past service liability	5	5
Net periodic pension expense	$53	$48

Discount rates of 6.00% and 5.75% were used to determine net periodic pension expense for the year ended December 31, 2008 and 2007, respectively.

The Company does not expect to contribute to the plan in 2009.

The following table shows the expected benefit payments to be paid to participants for the years indicated (in thousands):

Years ending December 31,
2009	$-
2010	-
2011	-
2012	38
2013	38
2014 - 2018	187

Hometown Bancorp, Inc. 2008 Equity Incentive Plan

In 2008, the stockholders approved the 2008 Equity Incentive Plan (“Equity Plan”) the purpose of which is to promote the long-term financial success of Hometown Bancorp, Inc. and Walden Federal Savings and Loan Association, by providing a means to attract, retain and reward individuals who can and do contribute to such success and to further align their interests with those of our stockholders.  The Compensation Committee determines which executives will receive stock awards as well as type, size and restrictions on the awards.  Under

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans (Continued)

Hometown Bancorp, Inc. 2008 Equity Incentive Plan (Continued)

the Equity Plan, the Compensation Committee may make grants of incentive stock options, nonqualified stock options, stock appreciation rights or restricted stock of up to 163,301 shares.  Grants have not yet been made under the Equity Plan.

Note 12 - Transactions with Officers and Directors

The Association has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, their immediate families, and affiliated companies (commonly referred to as related parties), on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Association.  These persons were indebted to the Association for loans totaling approximately $717,000 and $564,000 at December 31, 2008 and 2007, respectively.  During 2008, approximately $229,000 of new loans and approximately $76,000 of repayments were made.

Deposits from related parties held by the Association at both December 31, 2008 and 2007 amounted to $1.2 million.

A director of the Company is associated with a law firm which provides legal services to the Association and its subsidiaries.  During 2008 and 2007, the law firm was paid approximately $265,000 and $273,000, respectively, for legal services of which $75,000 and $44,000, respectively, is included in professional fees in the accompanying consolidated statements of income.  The balance was paid by customers of the Association in connection with loan transactions.

Note 13 - Financial Instruments with Off-Balance Sheet Risk

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

A summary of the Association’s financial instruments with off-balance sheet risk at December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)

Commitments to grant loans	$8,658	$10,380
Unfunded commitments under lines of credit	10,966	9,231
Letters of credit	742	633

	$20,366	$20,244

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 13 - Financial Instruments with Off-Balance Sheet Risk (Continued)

Fixed rate commitments to grant loans amounted to approximately $4.4 million at December 31, 2008, and had interest rates that ranged from 5.00% to 18.00%.

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

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party and generally expire within one year.  Those guarantees are primarily issued to municipalities to ensure the completion of public improvements in residential subdivisions by contractors that are customers of the Association.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Association holds savings accounts as collateral supporting these commitments for which collateral is deemed necessary.  At December 31, 2008 and 2007, such collateral amounted to $373,000 and $575,000, respectively.  The current amount of the liability as of December 31, 2008 and 2007 for guarantees under standby letters of credit issued is not material.

Note 14 - Regulatory Capital Requirements

The Association is required to maintain a cash reserve balance in vault cash or with the Federal Reserve Bank.  The total of this reserve balance was approximately $431,000 and $479,000 at December 31, 2008 and 2007, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of tangible, core, and risk-based capital as defined in the regulations.  Management believes, as of December 31, 2008, that the Association met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulators categorized the Association as “well capitalized” under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum core, Tier 1 risk-based and total risk-based ratios as set forth in the table below.  There are no conditions or events since that notification that management believes have changed the Association’s category.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 - Regulatory Capital Requirements (Continued)

The Association’s actual capital amounts and ratios are presented below.

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)

As of December 31, 2008:
Tangible	$14,988	9.97%	$	≥2,256	≥1.5%		N/A	N/A
Core (leverage)	14,988	9.97		≥6,015	≥4.0	$	≥7,519	≥ 5.0%
Tier 1 risk-based	14,988	13.21		≥4,539	≥4.0		≥6,809	≥ 6.0
Total risk-based	16,335	14.40		≥9,078	≥8.0		≥11,348	≥10.0

As of December 31, 2007:
Tangible	$14,329	10.80%	$	>1,991	>1.5%		N/A	N/A
Core (leverage)	14,329	10.80		>5,310	>4.0	$	>6,638	> 5.0%
Tier 1 risk-based	14,329	14.36		>3,994	>4.0		>5,990	> 6.0
Total risk-based	15,116	15.14		>7,987	>8.0		>9,984	>10.0

The following table presents a reconciliation of the Company’s consolidated equity as determined using accounting principles generally accepted in the United States of America (“GAAP”) and the Association’s regulatory capital amounts as of December 31:

	2008	2007
	(In Thousands)

Consolidated GAAP equity	$18,794	$18,480
Hometown Bancorp, Inc.’s equity in excess of its investment in the Association	(3,811)	(4,160)

Association GAAP equity	14,983	14,320

Accumulated other comprehensive loss, net of income taxes	5	9

Tangible capital, core capital and Tier I risk-based capital	14,988	14,329

Allowance for loan losses	1,347	787

Total risk-based capital	$16,335	$15,116

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of December 31, 2008 and 2007 and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  As such, the Company only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009.  In October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  FSP 157-3 is effective immediately and applies to the Company’s December 31, 2008 consolidated financial statements.  The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the consolidated financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

Description	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)

Securities available for sale	$1,002	$-	$1,002	$-

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	Carry Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)

Impaired loans	$1,067	$-	$-	$1,067

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Bank’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2008 and 2007:

Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for these instruments approximate the fair value.

Securities

Fair values of available for sale securities are based on quoted market prices of comparable instruments. When necessary, the Company utilizes matrix pricing from a third party pricing vendor to determine fair value pricing. Matrix prices, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Loans Held for Sale

Fair values for loans held for sale are based on existing commitments from investors or prevailing market prices.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

Loans Receivable

For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values.  The fair value of fixed-rate loans are estimated using discounted cash flow analyses at interest rates currently offered in the market for loans with similar terms to borrowers of similar credit quality.

Impaired Loans

Impaired loans are those that are accounted for under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, (SFAS No. 114) in which the Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third party appraisals of the properties or other indications of value based on recent comparable sales of similar properties, or discounted cash flows based upon expected proceeds. These assets are included in Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of loan balances less their valuation allowances as determined under SFAS No. 114.  Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1.1 million, net of a valuation allowance of $432,000.

Federal Home Loan Bank Stock

The carrying amount of Federal Home Loan Bank stock approximates fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits

Fair values for demand deposits, savings accounts and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date.  Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on similar instruments with similar maturities.

Federal Home Loan Bank Advances

The carrying amount of Federal Home Loan Bank Advances approximates fair value.

Off-Balance Sheet Financial Instruments

Fair values of commitments to extend credit and letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms, and present credit worthiness of the counterparties.  At December 31, 2008 and 2007, the fair value of these instruments was not material.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007 were as follows:

	December 31,
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$3,203	$3,203	$4,013	$4,013
Securities available for sale	1,002	1,002	1,003	1,003
Securities held to maturity	1,509	1,530	1,774	1,776
Loans held for sale	106	106	528	528
Loans receivable, net	137,868	141,879	120,982	122,110
Federal Home Loan Bank stock	395	395	142	142
Accrued interest receivable	661	661	645	645

Financial liabilities:
Non-interest bearing demand accounts	16,947	16,947	17,441	17,441
NOW accounts	6,644	6,644	6,446	6,446
Money market accounts	11,579	11,579	11,170	11,170
Savings accounts	13,561	13,561	13,645	13,645
Certificates of deposit	76,008	76,754	63,359	63,455
Federal Home Loan Bank advances	4,375	4,375	-	-
Accrued interest payable	143	143	262	262

Off-balance sheet financial instruments:
Commitments to extend credit	-	-	-	-
Letters of credit	-	-	-	-

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 - Hometown Bancorp, Inc. (Parent Company Only) Financial Information

Balance Sheets

	December 31, 2008	December 31, 2007
	(In Thousands)
Assets
Cash	$2,913	$3,284
Loan receivable from ESOP	858	879
Investment in subsidiary	14,983	14,320
Other assets	40	-
Total Assets	$18,794	$18,483

Other liabilities	$-	$3
Stockholders’ Equity	18,794	18,480
Total Liabilities and Stockholders’ Equity	$18,794	$18,483

Statements of Income

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(In Thousands)

Interest income on ESOP loan	$73	$39
Operating expenses	180	30
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	(107)	9
Income tax benefit (expense)	42	(4)
Income (loss) before equity in undistributed earnings of subsidiary	(65)	5
Equity in undistributed earnings of subsidiary	630	845

Net Income	$565	$850

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 - Hometown Bancorp, Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(In Thousands)

Cash Flows from Operating Activities
Net income	$565	$850
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiary	(630)	(845)
Decrease (increase) in other assets	(40)	2
Increase (decrease) in other liabilities	(3)	3

Net Cash provided by (used in) Operating Activities	(108)	10

Cash flows from Investing Activities
Loan to ESOP	-	(933)
Repayments received on ESOP loan	21	54
Investment in bank subsidiary	-	(6,000)

Net Cash provided by (used in) Investing Activities	21	(6,879)

Cash Flows from Financing Activities
Treasury stock purchases	(284)	-
Net proceeds from common stock offering	-	10,008

Net Cash provided by (used in) Financing Activities	(284)	10,008

Net Increase (decrease) in Cash	(371)	3,139

Cash - Beginning of Period	3,284	145

Cash - End of Period	$2,913	$3,284

Hometown Bancorp, Inc.

STOCKHOLDER INFORMATION

Corporate Office
Hometown Bancorp, Inc.
12 Main Street
Walden, NY 12586
(845) 778-2171

Annual Meeting of Stockholders
The annual meeting of Hometown Bancorp, Inc. will be held May 13, 2009 at 4:00pm at the Company’s office, 12 Main Street, Walden, NY 12586.

Annual Report on Form 10-K
For the 2008 fiscal year, Hometown Bancorp, Inc. has filed an Annual Report on Form 10-K with the Securities and Exchange Commission. The Form 10-K is available at www.sec.gov as part of the SEC EDGAR database. Stockholders may also obtain a copy free of charge by writing to Hometown Bancorp, Inc., 12 Main Street, Walden, NY 12586, Attention: Corporate Secretary.

Stock Transfer Agent & Registrar
Stockholders wishing to change name, address or ownership of stock, or to report lost certificates or to consolidate accounts should contact the Company’s stock registrar and transfer agent directly at:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

Regulatory Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W. Suite 400
Washington, DC 20015

Independent Auditor
Beard Miller Company LLP
115 Solar Street, Suite 100
Syracuse, NY 13204

Market Information for Common Stock
The common stock of Hometown Bancorp, Inc. trades on the Over-the-Counter market under the symbol “HTWC.OB.” At December 31, 2008, there were approximately 307 stockholders of record, not including the number of persons or entities holding stock in nominee or street names through various brokers and banks.

Hometown Bancorp, Inc. common stock was issued at $10.00 per share in connection with the Company’s initial minority public offering completed on June 28, 2007.

DIRECTORS ANDOFFICERS
Hometown Bancorp, Inc.

Board of Directors
Graham S. Jamison: Chairman of the Board, Retired dairy farmer and Supervisor for the Town of Crawford, NY

Thomas F. Gibney: President & Chief Executive Officer, Hometown Bancorp, Inc.

Joseph B. Horan: President and funeral Director of Gridley Horan, Inc.

Steven E. Howell: CPA and partner with Vanacore, DeBenedictus, DiGovanni & Weddell, LLP, CPAs.

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