Form 10-K, Exhibit 13
period 2009-12-31
Hometown Bancorp,Inc.
filed 2010-03-31
CIK 1392922

2009 ANNUAL REPORT

PRESIDENT’S LETTER

Dear Stockholders and Customers:

It is my privilege to present the Company’s Annual Report for the year 2009 and to report that Hometown Bancorp, Inc. had a remarkably good year.  Our performance in this challenging economy and uncertain operating environment proves that we are what we have always claimed to be - safe, sound and secure.

The year 2009 was a year of continued growth for Hometown Bancorp, Inc.  I am pleased to report that total assets grew by $5.9 million to a record high of $156.3 million – a 3.9% increase over the previous year.  Deposit account balances also increased by $7.0 million – a 5.6% increase over the previous year.  We attribute this growth to the competitive interest rates we paid, our product selection, and the exemplary customer service provided by our excellent branch staff.

We again experienced strong lending activity; however the net result was a small decrease in total portfolio loans at year end.  Our loan portfolio decreased from $137.9 million at year end 2008 to $136.8 million at year end 2009, excluding loans originated for sale.  We found that many of the Bank’s portfolio residential mortgage customers took advantage of the low fixed rate environment and refinanced their mortgage in products that we sold into the secondary market.  We had an extraordinary year of single-family origination of more than $48 million in new loans which represented the most residential mortgage loans closed in any of the prior five years.

Since 1919 we have provided sound, community-oriented banking services, and we are continuing to lend to qualified local consumers and businesses. Through consistent, conservative loan underwriting we have built a strong capital base that provides a secure foundation for our company, its customers and stockholders.  Despite our approach of responsible banking, our loan portfolio has been impacted by the economic realities of the current financial environment affecting the communities we serve. The allowance for loan losses was $1.9 million, or 1.38% of total loans outstanding as of year end 2009, as compared with $1.3 million, or 0.97 % as of year end 2008.  The higher allowance for loan losses was partially the result of management’s consideration of decreases in real estate values and increases in our non-accrual loans and the continued weakness in the Company’s local real estate market.  Nonperforming loans totaled $5.6 million, or 4.0% of total loans at December 31, 2009 compared to $5.0 million, or 3.6% of total loans at December 31, 2008.  Credit quality performance will continue to be a challenge until the economy stabilizes and begins to recover.

In light of higher provisions for loan losses, the special FDIC assessment and higher FDIC insurance premiums in 2009, I am happy to note that while many financial institutions are struggling, our earnings trended up during the year.  Hometown Bancorp Inc. reported net income for 2009 of $585,000, compared to $565,000 for 2008. This accomplishment is especially noteworthy considering the current economic environment.

As of year end 2009 our capital exceeds ratios considered to be “Well Capitalized” as defined by the Office of Thrift Supervision.  We realize that a strong capital position is the foundation for success and survival in the environment in which we find ourselves today.  Additionally, our liquidity remains strong with available cash and borrowing capacity.

Hometown Bancorp, Inc. paid its first cash dividend in 2009, at a time when many financial institutions have eliminated their dividend programs. Stockholders received a cash dividend of

$0.02 per share beginning in the second quarter.  The continuation of the Company’s stockholder dividend program throughout the year illustrates how our community-oriented banking practices lead to success for our bank and value for our stockholders. We also completed our stock repurchase program of 7,061 shares in 2009.

We are privileged to have outstanding people at all levels of the organization. Our directors, officers and employees live, work and volunteer their time in the communities we serve. As both residents and employees, they serve their communities incredibly well.  We continue to support a wide array of community groups and non-profit organizations.  The Community Reinvestment Act (CRA), enacted in 1977, requires banks to help meet the credit needs of the communities they serve, including low and moderate-income communities. Walden Federal, which is subject to the regulation, received an “Outstanding” rating in 2009.

Because of our strong capital position and our community-oriented banking management practices, we are well equipped to satisfy the financial needs of both the consumer and business customer in 2010 and beyond. We continue to have money to lend to qualified borrowers and continue to provide competitive products and services to our depositors.  We believe we are well positioned to perform in this challenging environment.

On behalf of the Board of Directors and our entire team, I want to thank you for your trust, confidence and investment in Hometown Bancorp, Inc.

Thomas F. Gibney
President and Chief Executive Officer

Selected Financial and Other Data

The information at December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 is derived in part from the audited consolidated financial statements that appear in this Annual Report. The summary financial information presented below is derived, in part, from our audited consolidated financial statements.  The following is only a summary and you should read it in conjunction with the audited consolidated financial statements and notes beginning on page 16.

	At or for the Year Ended December 31,
(Dollars in thousands)	2009	2008
Financial Condition Data:
Total assets	$156,267	$150,369
Investment securities	1,290	2,511
Loans held for sale	1,175	106
Loans receivable, net	136,793	137,868
Deposits	131,748	124,739
Borrowings	3,000	4,375
Total stockholders’ equity	19,289	18,794

Operating Data:
Interest income	$8,344	$8,726
Interest expense	1,916	2,499
Net interest income	6,428	6,227
Provision for loan losses	656	579
Net interest income after provision for loan losses	5,772	5,648
Noninterest income	2,069	1,745
Noninterest expenses	6,887	6,492
Income before taxes	954	901
Income tax expense	369	336
Net income	$585	$565

	At or for the Year Ended December 31,
	2009	2008
Performance Ratios:
Return on average assets	0.38%	0.40%
Return on average equity	3.06	2.99
Interest rate spread (1)	4.15	4.09
Net interest margin (2)	4.50	4.66
Noninterest income to average assets	1.35	1.25
Noninterest expense to average assets	4.50	4.64
Efficiency ratio (3)	81.05	81.44
Average interest-earning assets to average interest-bearing liabilities	125.78	130.47
Equity to total assets	12.34	12.50
Average equity to average assets	12.50	13.49

Capital Ratios (4):
Tangible capital	10.01	9.97
Core capital	10.01	9.97
Total risk-based capital	14.15	14.40

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.38	0.97
Allowance for loan losses as a percent of nonperforming loans	34.48	27.10
Net charge-offs to average outstanding loans during the year	0.06	0.01
Nonperforming loans as a percent of total loans	4.01	3.57
Nonperforming loans as a percent of total assets	3.56	3.31
Nonperforming assets and troubled debt restructurings as a percent of total assets	5.17	3.50

Per Share Related Data:
Basic earnings per share	$0.26	$0.25
Dividends per share	0.06	n/a
Book value per share (5)	8.29	8.05
Dividend payout ratio (6)	23.08%	n/a

Other Data:
Number of Offices	6	6
____________________________________
(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Walden Federal Savings and Loan Association.
(5)	Book value per share is based on total stockholders’ equity divided by 2,326,939 and 2,334,000 outstanding common shares at December 31, 2009 and 2008, respectively.
(6)	The dividend payout ratio represents dividends per share divided by basic earnings per share.

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

Income.  Our primary source of pre-tax income is net interest income.  Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings.  Changes in levels of interest rates affect our net interest income.  Since the latter part of 2007, short-term interest rates (which influence the rates we earn on adjustable rate loans and we pay on deposits) have decreased.  Our spread between the interest we earn on loans and investments and the interest we pay on deposits has positively affected our net interest income, due to the decline in rates paid on interest-bearing deposits that exceeded the rate decline in interest-earning assets.

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

Expenses.  The noninterest expenses we incur in operating our business consists of salaries and employee benefit expenses, occupancy and equipment expenses, data processing expenses, FDIC insurance premiums and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.  FDIC insurance premiums have increased substantially in 2009, and we may have to pay higher FDIC premiums in the future which could increase our non-interest expense.

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

The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date.  The allowance is established through the provision for loan losses, which is charged to income.  Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  Among the material estimates required to establish the allowance are:  loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio.  All of these estimates are susceptible to significant change.  Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio.  Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation.  In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses.  We may be required to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.  A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.  See Note 1 of the notes to the consolidated financial statements in this Annual Report for the Company’s significant accounting policies.

Operating/Business Strategy

Our strategy is to operate a well-capitalized and profitable community bank dedicated to providing quality customer service backed by knowledge and experience.  Our strategy historically has been to emphasize one-to four-family residential lending.  While we have continued to focus on residential lending, we have broadened the range of our products and services to enhance profitability consistent with safety and soundness. We now offer a full range of business products, as well as commercial real estate, builder/developer loans and construction lending.  We have also introduced additional products and services, such as “Command Online Business Banking” and “e-statements.”  Additionally, we have developed a more proactive sales culture throughout the organization.  While we cannot guarantee our success, we plan to achieve our goals by executing our strategy of:

Continuing to pursue opportunities to expand and diversify our lending portfolio

Historically, we have emphasized single family residential lending within our markets.  While this focus remains important because of our expertise with this type of lending, we have also originated commercial real estate loans as a means of increasing both interest income and non-interest income.  We understand that commercial real estate loans generally expose a lender to greater credit risk than loans secured by single family properties because the repayment of these loans depends on the business and financial condition of the borrower.  As a result, we, like other banks, generally charge higher rates of interest for these types of loans than single family residential loans. Our commercial real estate loans have grown to $25.7 million, or 18.6% of total loans at December 31, 2009 from $22.5 million, or 16.1% of total loans at December 31, 2008. We have focused on maintaining asset quality by following conservative underwriting criteria with a focus on loans secured by real estate.

Increasing core deposits through aggressive marketing and the offering of new deposit products and services

We continue to emphasize the generation of core deposits as they are our preferred source of funds for investing and lending.  Core deposits, which include all deposit account types except certificates of deposit, comprised 40.7% of total deposits at December 31, 2009 as compared to 39.1% for the previous year end.  As of December 31, 2009, time deposits constituted 59.3% of total deposits as compared to 60.9% as of December 31, 2008.  Due to the competitive pressures in 2009, we, like many other financial institutions, have found customers moving funds to time deposits due to generally higher rates.  We will continue to market our core deposits through in-branch and local mail, print and radio advertising, as well as programs that link various accounts and services together.  We will continue to customize existing deposit products and introduce new products to meet the needs of our customers and the communities we serve.   We will promote and emphasize the generation of core deposits targeting commercial customers, in particular using our new “Command Online Business Banking,” which was released in 2009.

Expanding our branch network to enable us to continue to build our lending and deposit franchise

We continue to review potential branch sites, as well as other physical plant/locations to meet the overall needs of the organization.  There can be no assurance as to whether or when we will open such offices or locations.  The Bank opened its sixth full-service branch office in Newburgh, Orange County, New York in 2007.  In 2008, we purchased the building in Newburgh that houses this branch.  We moved our commercial real estate/business loan division to that building during the second quarter of 2009.

Remaining a Community Oriented Institution

As a community-oriented financial institution, we emphasize providing quality customer service backed by knowledge and experience.  We deliver personalized service and respond with flexibility to customer needs.  We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate as shown by our CRA rating of “outstanding” by our primary regulator.  Our commitment to the communities we serve has been broadened due to the expansion of our branch locations.  We contribute to worthy community and non-profit causes.  Our officers and employees who give their time, talent and resources, volunteered hundreds of hours in community and fundraising events, from walk-a-thons to town clean-up days to community celebrations.

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

Average Balance Table

	Year Ended December 31,
	2009			2008
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans receivable	$138,938	$8,256	5.94%	$127,838	$8,541	6.68%
Investment securities, taxable	2,362	67	2.84	2,667	111	4.16
Other interest-earning assets	1,457	21	1.44	3,110	74	2.38
Total interest-earning assets	142,757	8,344	5.84	133,615	8,726	6.53

Noninterest-earning assets	10,379			6,284
Total assets	$153,136			$139,899

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$6,660	15	0.23	$6,207	18	0.29
Money market accounts	10,900	104	0.95	11,913	198	1.66
Savings accounts	15,508	91	0.59	14,251	80	0.56
Certificates of deposit	77,618	1,678	2.16	67,603	2,145	3.17
Borrowings	2,810	28	1.00	2,437	58	2.38
Total interest-bearing liabilities	113,496	1,916	1.69	102,411	2,499	2.44

Noninterest-bearing demand deposits	18,382			16,710
Other noninterest-bearing liabilities	2,113			1,903
Total liabilities	133,991			121,024

Stockholders’ equity	19,145			18,875
Total liabilities and stockholders’ equity	$153,136			$139,899

Net interest income		$6,428			$6,227
Interest rate spread			4.15			4.09
Net interest margin			4.50			4.66
Average interest-earning assets to average interest-bearing liabilities	125.78%			130.47%

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

Net Interest Income – Changes Due to Rate and Volume

2009 Compared to 2008
(Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$705	$(990)	$(285)
Investment securities, taxable	(12)	(32)	(44)
Other interest earning assets	(30)	(23)	(53)
Total interest income	663	(1,045)	(382)

Interest expense:
Deposits	278	(831)	(553)
Borrowings	8	(38)	(30)
Total interest expense	286	(869)	(583)
Increase (decrease) in net interest income	$377	$(176)	$201

Comparison of Financial Condition at December 31, 2009 and 2008

Total Assets. Total assets grew $5.9 million, or 3.9%, to $156.3 million at December 31, 2009 from $150.4 million at December 31, 2008, due primarily to an increase in cash and cash equivalents of $4.9 million and an increase of $1.4 million in other real estate owned. Loans net, decreased $1.1 million, or 0.8%, from $137.9 million at December 31, 2008 to $136.8 million at December 31, 2009. Loans held for sale increased by $1.1 million, while securities decreased by $1.2 million to $1.3 million at December 31, 2009.

Loans.  At December 31, 2009, total loans, net, were $136.8 million, or 87.5% of total assets at December 31, 2009 compared to $137.9 million or 91.7% of total assets at December 31, 2008.  During the year ended December 31, 2009, the loan portfolio declined primarily as a result of decreases of $6.6 million in residential mortgages and $1.4 million in construction mortgages, offset by increases of $3.3 million in commercial mortgage loans, increases of $1.7 million in land loans and an increase of $2.5 million in commercial business loans. Loans held for sale increased by $1.1 million.

Securities. The investment securities portfolio was $1.3 million, or 0.8% of total assets, at December 31, 2009 compared to $2.5 million or 1.7% of total assets at December 31, 2008. Our investment portfolio consists primarily of U.S. Government agency securities and GNMA and FHLMC mortgage-backed securities. The decrease in securities was primarily due to a $1.0 million call of a U.S. Government agency security in December 2009 and principal paydowns on the mortgage-backed securities.

Deposits.  Our primary source of funds is retail deposit accounts, which are comprised of non-interest-bearing demand accounts, interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit. During the year ended December 31, 2009, deposits grew $7.0 million or 5.6% to $131.7 million at December 31, 2009 from $124.7 million at December 31, 2008. The increase in deposits consisted primarily of growth in non-interest checking which increased by $2.8 million, savings accounts which increased by $2.3 million, certificates of deposit which increased by $2.2 million, and, was offset in part by a decrease in money market accounts of $1.1 million.

Borrowings.  We utilize borrowings from the Federal Home Loan Bank of New York to supplement our source of funds for loans and investments.  We are able to utilize borrowings when necessary or advantageous as an alternative to deposits when a pricing advantage exists, as a temporary source of funds to meet liquidity needs or to manage our asset and liability position.  We had $2.8 million in average balances of borrowings during the year ended December 31, 2009 as compared to $2.4 million in average balances of borrowings during the year ended December 31, 2008. We had borrowings of $3.0 million at December 31, 2009 and $4.4 million in borrowings at December 31, 2008.

Stockholders’ Equity. Total stockholders’ equity increased $495,000 from $18.8 million at December 31, 2008 to $19.3 million at December 31, 2009. Equity increased primarily due to net income of $585,000 for the year ended December 31, 2009, partially offset by dividends declared of $87,000 and common stock repurchases of $27,000 during 2009.

Results of Operations for the Years Ended December 31, 2009 and 2008

Overview.  For the year ended December 31, 2009, we reported a $20,000, or 3.5% increase in net income to $585,000 compared to $565,000 for the year ended December 31, 2008. This increase was primarily the result of increased net interest income and mortgage banking income offset by increased FDIC assessments, salaries and employee benefit expenses and provisions for loan losses.

Net Interest Income.   Net interest income increased $201,000, or 3.2% to $6.4 million for the year ended December 31, 2009 from $6.2 million for the year ended December 31, 2008. The increase was primarily as a result of a reduction in interest expense on deposits and borrowings partially offset by a decrease in interest income on loans, securities and other interest income. As a result of the low interest rate environment, the average cost of interest-bearing liabilities decreased by 75 basis points to 1.69% and was partially offset by the decline in the average yield of interest-earning assets which decreased by 69 basis points to 5.84% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The interest rate spread increased by 6 basis points to 4.15% for the year ended December 31, 2009 from 4.09% for the year ended December 31, 2008. The net interest margin decreased by 16 basis points to 4.50% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. If rates on loans continue to reprice downward faster than rates on our deposits, we could continue to experience compression of our net interest margin which could have a negative effect on our profitability.

Interest income on loans decreased $285,000, or 3.3%, to $8.3 million during the year ended December 31, 2009 as the average yield on the loan portfolio decreased 74 basis points to 5.94% for the year ended December 31, 2009, partially offset by an increase in the average balance of the loan portfolio of $11.1 million, or 8.7%, to $138.9 million for the year ended December 31, 2009. The decrease in the average yield on loans was primarily the result of the decreases in market interest rates, as the prime rate decreased from 7.25% at January 1, 2008 to 3.25% at December 31, 2009. Loan growth was driven primarily by an increase in land, commercial mortgage and commercial business loans, offset by a decrease in residential mortgages.

Interest income on investment securities decreased $44,000, or 39.6%, to $67,000 for the year ended December 31, 2009 from $111,000 for the year ended December 31, 2008. The decline in interest income on investment securities was due to a decrease in the average yield of 132 basis points to 2.84% for 2009 as compared to 4.16% in 2008 and a decline in the average balance of investment securities to $2.4 million for the year ended December 31, 2009 from $2.7 million for the year ended December 31, 2008.

Interest expense on deposits decreased 22.7%, to $1.9 million for the year ended December 31, 2009, compared to $2.4 million for the year ended December 31, 2008. The primary reason for the decrease was maturing certificates of deposit repricing to lower interest rates during 2009. Decreases in market interest rates since 2007, combined with the shift in the deposit mix, decreased the average cost of deposits to 1.71%, for the year ended December 31, 2009, compared to 2.44% for the year ended December 31, 2008. The decrease in average cost on deposits was offset in part by an increase in the average balance of interest-bearing deposits during the year ended December 31, 2009 of $10.7 million, or 10.7% to $110.7 million, compared with $100.0 million for the prior year. The increase in the average balance of interest bearing deposits was due primarily to an increase in the average balance of certificates of deposit of $10.0 million, and savings and interest-bearing demand deposit accounts of $1.7 million, offset by a decrease in the average balance of money market accounts of $1.0 million.

Interest expense on borrowings decreased to $28,000 for the year ended December 31, 2009 compared to $58,000 for the prior year. The average cost of borrowings decreased 138 basis points to 1.00%, for the year ended December 31, 2009, compared to 2.38% for the year ended December 31, 2008. The average balance of borrowings during the year ended December 31, 2009 increased to $2.8 million, compared with $2.4 million for the prior year.

Provision for Loan Losses.  The provision for loan losses increased $77,000 to $656,000 for the year ended December 31, 2009 compared to $579,000 for the year ended December 31, 2008. The increase in the provision for loan losses during the year ended December 31, 2009 was partially the result of management’s consideration of decreases in the real estate values in our market area and increases in our non-accrual loans. The increase in the provision for loan losses for 2009 also reflected management’s review of two relationships totaling $1.7 million of land and construction loan participations secured by residential subdivisions located in our market area.  During 2009, management established a specific loan loss allowance of $212,000 for such loans due to updated appraisals on the projects indicating lower collateral values given current market conditions. Included in the 2008 provision for loan losses of $579,000 was a specific loan loss allowance of $389,000 on one of the residential subdivisions discussed above.

Nonperforming loans totaled $5.6 million, or 4.0% of total loans at December 31, 2009 compared to $5.0 million, or 3.6% of total loans at December 31, 2008. The $5.6 million in nonperforming loans at year end were comprised of $2.6 million in one-to four-family residential loans, (loans totaling $433,000 were paid off in January 2010), $2.0 million of land loans which includes $1.7 million of loans extended to the two residential subdivisions previously mentioned, two loans to builders for construction of unsold homes totaling $599,000 and $360,000 of commercial real estate loans.

We had net charge-offs of $85,000 for the year ended December 31, 2009 compared to $19,000 for the year ended December 31, 2008.

The allowance for loan losses was $1.9 million, or 1.38% of total loans outstanding as of December 31, 2009, as compared with $1.3 million, or 0.97% as of December 31, 2008.

Non-interest Income.  Non-interest income increased $324,000, or 18.6% to $2.1 million for the year ended December 31, 2009 compared to $1.7 million for the year ended December 31, 2008. The primary reason for the increase in non-interest income for the year ended December 31, 2009, was mortgage banking income, net, which increased by $550,000 to $862,000 for 2009. This was a result of gains on the sale of mortgage loans due to increased volume of loans sold and unfunded loans committed to be sold, as refinance activity grew in the current low mortgage interest rate environment. This gain was partially offset by decreases in banking fees and service charges of $42,000 during 2009 as a result of customer preference for service charge free accounts and the competitive banking environment for core deposits, and a decrease of $186,000 for a settlement of a litigation matter in the year ended December 31, 2008.

Non-interest Income Summary

Year Ended December 31, (Dollars in thousands)	2009	2008	$ Change	% Change
Banking fees and service charges	$1,067	$1,109	$(42)	(3.8)%
Mortgage banking income, net	862	312	550	176.3
Investment brokerage fees	71	66	5	7.6
Loss on other real estate owned	(19)	-	(19)	n/a
Litigation settlement	-	186	(186)	(100.0)
Other	88	72	16	22.2
Total	$2,069	$1,745	$324	18.6%

Non-interest Expenses.  Non-interest expenses increased $395,000, or 6.1% to $6.9 million for the year ended December 31, 2009 compared to $6.5 million for 2008. Non-interest expense increased primarily due to the FDIC deposit insurance premiums increase of $287,000 as a result of an increase in the base assessment and the FDIC Special Assessment. Also impacting the increase in non-interest expenses was an increase in salaries and employee benefits expense of $105,000 during 2009. Other real estate owned expense increased by $115,000 because of the increase in other real estate owned due to increased foreclosure activity in 2009. Data processing expense increased in 2009 by $63,000 due to the volume of transactions from growth and new services offered. These expenses were offset by decreases in advertising and marketing expense of $111,000 during 2009 compared to the prior year due to reduced advertising.

Non-interest Expenses Summary

Year Ended December 31, (Dollars in thousands)	2009	2008	$ Change	% Change
Salaries and employee benefits	$3,893	$3,788	$105	2.8%
Advertising and marketing	129	240	(111)	(46.3)
Telephone and postage	189	189	-	-
Occupancy and equipment	735	715	20	2.8
FDIC premiums	336	49	287	585.7
Data processing	608	545	63	11.6
Professional fees	342	365	(23)	(6.3)
Printing and supplies	80	75	5	6.7
Other real estate owned expense	115	-	115	n/a
Other	460	526	(66)	(12.5)
Total	$6,887	$6,492	$395	6.1%

Income Tax Expense.  Income tax expense was $369,000 for the year ended December 31, 2009 as compared to $336,000 for the year ended December 31, 2008. Higher levels of pre-tax income have resulted in an increase in income tax expense. The effective tax rate was 38.7% for the year ended December 31, 2009 and 37.3% for 2008.

Interest Rate Risk Management.  Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates.  We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment.  Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits.  As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings.  To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.  Our strategy for managing interest rate risk emphasizes:  originating loans with adjustable interest rates; selling residential real estate fixed-rate loans with terms greater than 10 years; and promoting core deposit products and short-term time deposits.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management.  The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision (OTS) to review our level of interest rate risk.  This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates.  Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items.  This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.  We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.  The following table, which is based on information that we provide to the OTS, presents the change in our net portfolio value at December 31, 2009 that would occur in the event of an immediate change in interest rates based on OTS assumptions, with no effect given to any steps that we might take to counteract that change.

NPV Analysis

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets
Basis Point (“bp”) Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

300	$19,632	$(3,377)	(14.7)%	12.27%	(171	) bp
200	21,377	(1,632)	(7.1)	13.18	(79	) bp
100	22,561	(448)	(1.9)	13.78	(20	) bp
0	23,009	—	—	13.98	—
(50)	23,138	130	0.6	14.03	5	bp
(100)	23,243	234	1.0	14.07	10	bp

The OTS uses certain assumptions in assessing the interest rate risk of savings associations.  These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.  As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.  Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset.  Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

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

Our most liquid assets are cash and cash equivalents.  The levels of these assets depend on our operating, financing, lending and investing activities during any given period.  At December 31, 2009, cash and cash equivalents totaled $8.1 million.  In addition, at December 31, 2009, we had line of credit arrangements to borrow up to $25.0 million from the Federal Home Loan Bank of New York and an unused $2.0 million federal funds line from Atlantic Central Bankers Bank. On December 31, 2009, we had approximately $3.0 million in advances outstanding from the Federal Home Loan Bank (FHLB).

A significant use of our liquidity is the funding of loan originations.  At December 31, 2009, we had $13.9 million in loan commitments outstanding, which primarily consisted of $2.6 million in unadvanced portions of construction loans, $1.9 million in commitments to fund one- to four-family residential real estate loans, $2.0 million in unused home equity lines of credit, $5.7 million in unused commercial lines of credit and $735,000 in commitments to fund commercial loans.  Historically, many of the commitments expire without being fully drawn; therefore, the total amount of commitments does not necessarily represent future cash requirements. At December 31, 2009, we had a $1.0 million commitment to purchase a U.S. Government agency bond to settle in January 2010. Another significant use of our liquidity is the funding of deposit withdrawals.  Certificates of deposit due within one year of December 31, 2009 totaled $72.4 million, or 92.6% of certificates of deposit.  The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment.  If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings.  Depending on market conditions, we may be required to pay higher than market rates on such deposits or other borrowings.  We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management.  We are subject to various regulatory capital requirements administered by the OTS, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2009, we exceeded all of our regulatory capital requirements.

Our stock offering increased our equity by $9.1 million in June 2007, thereby improving our liquidity.  Over time, the initial level of liquidity has been reduced as net proceeds from the stock offering were used for general corporate purposes, including the funding of lending activities.  Our consolidated financial condition and results of operations have been enhanced by the capital from the offering, resulting in increased net interest-earning assets and net interest income.  However, the large increase in equity resulting from the capital raised in the offering, has had an adverse impact on our return on equity.

We declared our first cash dividend of $0.02 per share this year on April 20, 2009, and during each subsequent quarter. Future dividend payments will depend on our profitability, approval by our Board of Directors and prevailing OTS regulations.

In 2009, we repurchased 7,061 shares to complete our stock repurchase program that was announced in July 2008.

Off-Balance Sheet Arrangements.  In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our consolidated financial statements.  These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.

For the year ended December 31, 2009, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial condition, results of operations or cash flows.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Hometown Bancorp, Inc.
Walden, New York

We have audited the accompanying consolidated balance sheets of Hometown Bancorp, Inc. and subsidiary (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Syracuse, New York
March 31, 2010

Hometown Bancorp, Inc.
Consolidated Balance Sheets

	December 31,
	2009	2008
	(Dollars in Thousands, Except Share Data)
Assets
Cash and due from banks	$6,458	$2,915
Interest earning demand deposits with banks	1,654	288
Cash and Cash Equivalents	8,112	3,203

Securities available for sale	-	1,002
Securities held to maturity (fair value 2009 $1,323; 2008 $1,530)	1,290	1,509
Loans held for sale	1,175	106
Loans receivable, net of allowance for loan losses (2009 $1,918; 2008 $1,347)	136,793	137,868
Premises and equipment, net	4,103	4,087
Restricted investments in bank stocks, at cost	491	395
Other real estate owned	1,435	-
Accrued interest receivable and other assets	2,868	2,199

Total Assets	$156,267	$150,369

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing	$19,770	$16,947
Interest bearing	111,978	107,792
Total Deposits	131,748	124,739

Federal Home Loan Bank advances	3,000	4,375
Advances from borrowers for taxes and insurance	736	708
Accrued interest payable	33	143
Other liabilities	1,461	1,610
Total Liabilities	136,978	131,575

Commitments and Contingencies	-	-

Stockholders’ Equity
Preferred stock, $0.01 par value; 3,000,000 shares authorized and unissued	-	-
Common stock, $0.01 par value; 7,000,000 shares authorized; 2,380,500 shares issued	24	24
Paid-in capital	10,088	10,112
Retained earnings	10,285	9,787
Unearned ESOP shares, at cost	(793)	(840)
Treasury stock, at cost, 53,561 shares and 46,500 shares at December 31, 2009 and 2008	(311)	(284)
Accumulated other comprehensive loss	(4)	(5)

Total Stockholders’ Equity	19,289	18,794

Total Liabilities and Stockholders’ Equity	$156,267	$150,369

See notes to consolidated financial statements.

Hometown Bancorp, Inc.
Consolidated Statements of Income

	Years Ended December 31,
	2009	2008
	(In Thousands Except Per Share Data)
Interest Income
Loans receivable, including fees	$8,256	$8,541
Securities, taxable	67	111
Other	21	74

Total Interest Income	8,344	8,726

Interest Expense
Deposits	1,888	2,441
Federal Home Loan Bank advances	28	58

Total Interest Expense	1,916	2,499

Net Interest Income	6,428	6,227

Provision for Loan Losses	656	579

Net Interest Income after Provision for Loan Losses	5,772	5,648

Non-interest Income
Banking fees and service charges	1,067	1,109
Mortgage banking income, net	862	312
Investment brokerage fees	71	66
Realized loss on sale of other real estate owned	(19)	-
Litigation settlement	-	186
Other	88	72

Total Non-interest Income	2,069	1,745

Non-interest Expenses
Salaries and employee benefits	3,893	3,788
Occupancy and equipment	735	715
Professional fees	342	365
Advertising and marketing	129	240
Data processing	608	545
Telephone and postage	189	189
FDIC premiums	336	49
Other real estate owned expense	115	-
Other	540	601

Total Non-interest Expenses	6,887	6,492

Income before Income Taxes	954	901

Income Tax Expense	369	336

Net Income	$585	$565

Net Income per common share - basic	$0.26	$0.25
Weighted average number of common shares outstanding – basic	2,246	2,286

See notes to consolidated financial statements.

Hometown Bancorp, Inc.
Consolidated Statements of Stockholders’ Equity Years Ended December 31, 2009 and 2008 (In Thousands Except Share Data)

	Common Stock	Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance - December 31, 2007	$24	$10,129	$9,222	$(886)	$-	$(9)	$18,480

Comprehensive income:
Net income	-	-	565	-	-	-	565
Other comprehensive loss	-	-	-	-	-	4	4
Total Comprehensive Income							569

Treasury stock purchased (46,500 shares)	-	-	-	-	(284)	-	(284)
ESOP shares committed to be released (4,666 shares)	-	(17)	-	46	-	-	29

Balance - December 31, 2008	24	10,112	9,787	(840)	(284)	(5)	18,794

Comprehensive income:
Net income	-	-	585	-	-	-	585
Other comprehensive income	-	-	-	-	-	1	1
Total Comprehensive Income							586

Treasury stock purchased (7,061 shares)	-	-	-	-	(27)	-	(27)
Cash dividends declared ($0.06 per share)	-	-	(87)	-	-	-	(87)
ESOP shares committed to be released (4,666 shares)	-	(24)	-	47	-	-	23

Balance - December 31, 2009	$24	$10,088	$10,285	$(793)	$(311)	$(4)	$19,289

See notes to consolidated financial statements.

Hometown Bancorp, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008
	(In Thousands)
Cash Flows from Operating Activities
Net income	$585	$565
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	261	241
Provision for loan losses	656	579
Deferred income tax benefit	112	311
Amortization of mortgage servicing rights	168	144
Net accretion of securities premiums and discounts	(5)	-
Net gain on sale of loans	(540)	(135)
Loans originated for sale	(40,257)	(11,191)
Proceeds from sale of loans	39,728	11,748
Realized loss on sale of other real estate owned	19	-
ESOP expense	23	29
Increase in accrued interest receivable and other assets	(947)	(892)
Decrease in accrued interest payable and other liabilities	(259)	(167)
Net Cash (Used) Provided by Operating Activities	(456)	1,232

Cash Flows from Investing Activities
Activity in available for sale securities:
Purchases	-	(1,000)
Maturities, calls and principal repayments	1,000	1,000
Activity in held to maturity securities:
Purchases	(750)	(750)
Maturities, calls and principal repayments	975	1,015
Net increase in loans receivable	(1,085)	(17,465)
Proceeds from sale of other real estate owned	50	-
Net increase in restricted investment in bank stocks	(96)	(253)
Purchases of bank premises and equipment	(277)	(1,531)
Net Cash Used by Investing Activities	(183)	(18,984)

Cash Flows from Financing Activities
Net increase in deposits	7,009	12,678
Net (decrease) increase in short-term Federal Home Loan Bank advances	(1,375)	4,375
Increase in advances from borrowers for taxes and insurance	28	173
Dividends paid	(87)	-
Treasury stock purchased	(27)	(284)

Net Cash Provided by Financing Activities	5,548	16,942

Net Increase (Decrease) in Cash and Cash Equivalents	4,909	(810)

Cash and Cash Equivalents - Beginning	3,203	4,013

Cash and Cash Equivalents - Ending	$8,112	$3,203

Supplementary Cash Flows Information
Interest paid	$2,026	$2,618

Income taxes paid	$664	$570

Supplemental Schedule of Noncash Investing Activities
Loans transferred to other real estate owned	$1,504	$-

See notes to consolidated financial statements.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Organization and Nature of Operations

In May 2006, Walden Federal Savings and Loan Association (the “Association”) reorganized into the two-tier mutual holding company structure.  As part of the reorganization, the Association formed Hometown Bancorp, Inc. (the “Company”), a federally chartered mid-tier stock holding company, and Hometown Bancorp, MHC (the “Mutual Holding Company”), a federally chartered mutual holding company.  The Association became a federally chartered stock savings association, and a wholly-owned subsidiary of the Company.  The Company became the wholly-owned subsidiary of the Mutual Holding Company, whose activity is not included in the accompanying consolidated financial statements.  The same directors and officers, who manage the Association, also manage the Company and the Mutual Holding Company.

The Association, the Mutual Holding Company and the Company are subject to regulation and supervision by the Office of Thrift Supervision (OTS).

On June 28, 2007, the Company completed its minority stock offering of 45% of the aggregate total voting stock of the Company.  In connection with the minority offering, 2,380,500 shares of common stock were issued, of which 1,071,225 shares were sold to the Association’s eligible account holders and the employee stock ownership plan (the “ESOP”) for $10 per share, resulting in net proceeds of approximately $9.1 million after offering expenses and ESOP.  Currently, 56.3% of the Company’s outstanding common stock, or 1,309,275 shares, are owned by Hometown Bancorp MHC.

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

Securities classified as available for sale are those securities that the Association intends to hold for an indefinite period of time but not necessarily to maturity.  Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Association’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value.  Unrealized gains and losses are reported in other comprehensive income (loss), net of the related deferred tax effect.  Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings.  Premiums and discounts are recognized in interest income using the effective interest method over the terms of the securities.

Securities classified as held to maturity are those debt securities the Association has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions.  These securities are carried at cost adjusted for the amortization of premium and accretion of discount, recognized in interest income using the effective interest method over the terms of the securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. Prior to the adoption of the recent accounting guidance on April 1, 2009, in estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Association to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Effective April 1, 2010, the Association adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment. The recent guidance replaced the “intent and ability” indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Securities (Continued)

be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. There were no other-than-temporary impairments recorded in the years ended December 31, 2009 or 2008.

Federal law requires a member institution of the FHLB system to hold restricted stock of its district FHLB according to a predetermined formula.  The restricted stock is carried at cost. Management reviews impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

During 2009, the Association purchased $60,000 of restricted stock from its correspondent bank Atlantic Central Bankers Bank (ACBB). The purchase was required in order to obtain an unsecured federal funds line. The restricted stock is carried at cost. Management reviews impairment based on the ultimate recoverability of the cost basis in the ACBB stock.

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

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial, commercial real estate, construction and land loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Loans Held for Sale and Loan Servicing

Loans held for sale represent residential mortgage loans originated for sale on a whole-loan basis.  These loans are carried at the lower of cost or estimated fair value, as determined on an aggregate basis.  Net unrealized losses are recognized in a valuation allowance by charges to operations.  Premiums and discounts and origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale.  Commitments to originate loans that will be held for sale and forward commitments to sell such loans are derivative instruments which are required to be recognized as assets or liabilities at fair value.  Fair value is determined based solely on the effect of changes in secondary market interest rates and yield requirements from the commitment date to the date of the financial statements.  The fair values of these commitments have had an immaterial effect on the Company’s consolidated balance sheets and income statement.

The Association sells residential mortgage loans to third parties.  The Association, as transferor, must surrender control over the transferred assets (i.e., the loans sold) in order to record a sale.  The criteria specify that (i) the transferred assets have been isolated from the transferor (put presumptively beyond the reach of

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Loans Held for Sale and Loan Servicing (Continued)

the transferor and its creditors, even in bankruptcy or other receivership); (ii) each transferee has the right to pledge or exchange the assets it received; and (iii) the transferor does not maintain effective control over the transferred assets through an agreement to repurchase the assets or an ability to unilaterally cause the holder to return specific assets.

Gains and losses on sales of loans are recognized when the sales proceeds are received (including consideration of assets obtained and liabilities incurred in the transfer, if any, such as servicing rights and recourse obligations).  Recourse liabilities on loan sales through December 31, 2009 are not material to the Company’s consolidated balance sheets and income statement.  Loan servicing income is reported in mortgage banking income, net.

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

Foreclosed Real Estate

Real estate acquired in settlement of loans is recorded at the fair value of the property at the date of acquisition.  Write-downs from cost to fair value less estimated selling costs which are required at the time of foreclosure or repossession are charged to the allowance for loan losses.  Subsequent write-downs to fair value, net of estimated selling costs, are charged to foreclosed real estate expenses.

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

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Net Income Per Common Share

Basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. The Company has a simple capital structure as it has not granted any restricted stock awards or stock options and, during the years ended December 31, 2009 and 2008, had no potentially dilutive common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating earnings per common share until they are committed to be released.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Association has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit.  Such financial instruments are recorded in the consolidated balance sheet when they are funded.

Segment Reporting

The Company does not presently have discrete financial information available that properly allocates expenses between its community banking and investment brokerage segments.  As a result, segment information is not presently available.  Revenues from the investment brokerage segment are not material to the consolidated results of operations.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains, and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and unrecognized pension losses and past service liability are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Comprehensive Income (Continued)

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
	(In Thousands)

Change in unrealized holding losses on securities available for sale:
Change in unrealized holding losses arising during the year	$(2)	$(1)

Directors’ retirement plan:
Prior service cost	-	-
Pension gains (losses)	(2)	3
Reclassification adjustment for pension gains and prior service cost recognized in pension expense	5	5

Net Change in Director’s retirement plan liability	3	8

Other comprehensive income before tax	1	7

Income tax effect	-	(3)

Net of Tax Amount	$1	$4

   At December 31, 2009 and 2008, the components of accumulated other comprehensive loss are as follows:

	2009	2008
	(In Thousands)

Unrealized gains on securities available for sale (net of tax effect 2009 ($0); 2008 ($1))	$-	$1

Net losses and past service liability for Directors’ retirement plan (net of tax effect 2009 $2; 2008 $4)	(4)	(6)

	$(4)	$(5)

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

Accounting Standards Update (ASU) 2009-16

In October 2009, the Financial Accounting Standards Board (FASB) issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets.  This Update amends the Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140.

The amendments in this Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets.  Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.

This Update is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009.  Early application is not permitted. The Company does not expect that this new update will have any impact on its consolidated financial statements.

ASU 2009-17

In October 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.  This Update amends the Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R).

The amendments in this Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity.  The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements.

This Update is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009.  Early application is not permitted. The Company does not expect that this new update will have any impact on its consolidated financial statements.

Subsequent Events

On January 22, 2010, the Board of Directors declared a quarterly cash dividend of $0.02 per share of Hometown Bancorp, Inc. common stock. The dividend was payable to stockholders of record as of February 5,

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Subsequent Events (Continued)

2010, and was paid on February 19, 2010. Hometown Bancorp MHC which holds approximately 56.3% of the Company’s total outstanding shares will waive receipt of the dividend on its shares.

The Company has evaluated subsequent events through the date that the consolidated financial statements were issued.

Note 2 - Securities

The amortized cost of securities and their approximate fair values are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

Available for Sale:
December 31, 2009:
U.S. Government agencies	$-	$-	$-	$-

December 31, 2008:
U.S. Government agencies	$1,000	$2	$-	$1,002

Held to Maturity:
December 31, 2009:
U.S. Government agencies	$750	$2	$-	$752
Mortgage-backed securities	540	31	-	571

	$1,290	$33	$-	$1,323

December 31, 2008:
U.S. Government agencies	$750	$6	$-	$756
Mortgage-backed securities	759	18	3	774

	$1,509	$24	$3	$1,530

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 2 - Securities (Continued)

The amortized cost and fair value of securities as of December 31, 2009, by contractual maturity, are shown below.  Expected maturities may differ from contractual maturities because the borrowers may have the right to prepay obligations with or without any penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)		(In Thousands)

Due in one year or less	$-	$-	$-	$-
Due after one year through five years	-	-	750	752
Due after five years through ten years	-	-	-	-
Due after ten years	-	-	-	-
Mortgage-backed securities	-	-	540	571

	$-	$-	$1,290	$1,323

There were no sales of investments in 2009 and 2008.

The following table shows the Association’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)

December 31, 2008:
Held to Maturity:
Mortgage-backed securities	$-	$-	$88	$3	$88	$3

	$-	$-	$88	$3	$88	$3

At December 31, 2009, the Association had no securities in an unrealized loss position.

At December 31, 2009 and 2008, securities with a carrying value of $100,000 and $250,000 were pledged to secure public deposits and for other purposes required or permitted by law.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 3 - Loans Receivable and Allowance for Loan Losses

The composition of loans receivable at December 31, 2009 and 2008 is as follows:

	2009	2008
	(In Thousands)

First mortgage loans:
Residential	$59,590	$65,565
Construction	7,750	9,162
Multi-family	2,421	2,515
Commercial	25,735	22,456
Land	15,345	13,632

Total First Mortgage Loans	110,841	113,330

Other loans:
Commercial	15,235	12,763
Consumer	517	466
Home equity loans and credit lines	11,950	12,434
Loans on savings accounts	131	159

Total Loans	138,674	139,152

Deferred loan origination costs, net	37	63
Allowance for loan losses	(1,918)	(1,347)

Net Loans	$136,793	$137,868

The Association grants loans to customers primarily within Orange County, New York, and to a lesser extent, portions of the adjacent counties of Ulster and Sullivan.  A large portion of the loan portfolio is secured by real estate.  Although the Association has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

The following table presents changes in the allowance for loan losses for the years ended December 31, 2009 and 2008:

	2009	2008
	(In Thousands)

Balance, beginning	$1,347	$787
Provision for loan losses	656	579
Loans charged off	(99)	(23)
Loan recoveries	14	4

Balance, ending	$1,918	$1,347

The Association had nonaccrual loans amounting to approximately $5.6 million and $5.0 million at December 31, 2009 and 2008, respectively.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 3 - Loans Receivable and Allowance for Loan Losses (Continued)

Interest not recognized on nonaccrual loans was $381,000 and $208,000 for the years ended December 31, 2009 and 2008.  There were no loans past due 90 days or more and still accruing interest at December 31, 2009 and 2008.

The following is a summary of information pertaining to impaired loans at December 31:

	2009	2008

Impaired loans without a valuation allowance	$1,885	$2,415
Impaired loans with a valuation allowance	2,328	1,499

Total Impaired Loans	$4,213	$3,914

Valuation allowance related to impaired loans	$633	$432

During 2009, interest income of $21,000 was recognized on impaired loans and no interest income was recognized on impaired loans in 2008. The average balance of impaired loans with an allowance was $1.5 million in 2009, compared to $639,000 in 2008. The Association generally does not separately identify individual residential and consumer loans for impairment.

At December 31, 2009 and 2008, one-to-four family residential mortgage loans serviced for others amounted to approximately $86.7 million and $81.2 million, respectively.  Advances from borrowers for taxes and insurance related to loans serviced for others amounted to approximately $532,000 and $466,000, respectively, at December 31, 2009 and 2008.  These loans and related advances are not included in the accompanying consolidated balance sheets.

The following summarizes activity pertaining to mortgage servicing rights for the years ended December 31, 2009 and 2008:

	2009	2008
	(In Thousands)

Balance, beginning	$310	$386
Capitalized during the year	255	68
Amortization	(168)	(144)
Balance, ending	$397	$310

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 4 - Premises and Equipment

The components of premises and equipment at December 31, 2009 and 2008 are as follows:

	2009	2008
	(In Thousands)

Land	$901	$901
Buildings and leasehold improvements	3,708	3,566
Furniture and equipment	1,134	999
Automobiles	61	61

	5,804	5,527
Accumulated depreciation	1,701	1,440

	$4,103	$4,087

Note 5 - Deposits

Deposits at December 31, 2009 and 2008 consist of the following major classifications:

	2009	2008
	(In Thousands)

Non-interest bearing demand	$19,770	$16,947
NOW	7,395	6,644
Money market	10,526	11,579
Savings	15,868	13,561
Certificates of deposit	78,189	76,008

	$131,748	$124,739

A summary of certificates of deposit by maturity at December 31, 2009 is as follows (in thousands):

Year ending December 31:
2010	$72,394
2011	4,776
2012	782
2013	186
2014	51

$78,189

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $34.1 million and $29.5 million at December 31, 2009 and 2008, respectively.  At December 31, 2009 and 2008, $10.0 million of certificates of deposit consisted of one municipal deposit from the New York State Office of the Comptroller which is secured by a municipal letter of credit issued by the Federal Home Loan Bank (see Note 6).

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 5 – Deposits (Continued)

A summary of interest expense on deposits for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
	(In Thousands)

NOW and money market demand	$119	$216
Savings	91	80
Certificates of deposit	1,678	2,145

	$1,888	$2,441

Note 6 – Federal Home Loan Bank and Other Borrowings

As a member of the FHLB, the Association may borrow in the form of term and overnight borrowing up to the amount of eligible residential mortgage loans and securities that have been pledged as collateral under a blanket security agreement. As of December 31, 2009, the Association had pledged residential mortgage loans totaling $38.0 million. Based on total outstanding borrowings of $3.0 million and the secured $10.0 million municipal letter of credit, the association had unused borrowing capacity with FHLB of $25.0 million at December 31, 2009.

At December 31, 2009, the Association’s $3.0 million advances outstanding consisted of three short-term advances, which are due between April and September 2010. The interest rates on the advances range from 0.65% to 0.98%. The Association had two short-term advances totaling $2.5 million outstanding at December 31, 2008, which matured in April 2009, with an interest rate range from 1.58% to 2.55%.

The Association has various line of credit facilities with the Federal Home Loan Bank, which mature on July 31, 2010, and provide for borrowings of up to $30.3 million or up to the unused borrowing capacity, of which none was outstanding overnight as of December 31, 2009 and $1.9 million was outstanding at a rate of 0.44% at December 31, 2008.

The Association also has an unused $2.0 million federal funds line from its correspondent bank, Atlantic Central Bankers Bank.

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

At December 31, 2009, the Association’s retained earnings available for the payment of dividends was approximately $2.1 million.  Funds available for loans or advances by the Association to the Company amounted to approximately $1.6 million.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 8 - Restrictions on Dividends, Loans and Advances (Continued)

In addition, dividends paid by the Association to the Company would be prohibited if the effect thereof would cause the Association’s capital to be reduced below minimum capital requirements. The Company’s ability to pay dividends is generally dependent on the Association’s ability to pay dividends to the Company.

Note 9 - Lease Commitments and Total Rental Expense

The Association leases four branch locations under long-term operating leases.  Future minimum lease payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2009 (in thousands):

Years ending December 31:
2010	$92
2011	42
2012	14
2013	14
2014	12
$174

The leases contain options to extend for periods from two to ten years.  The cost of such rentals is not included above.  The total rental expense for all leases for the years ended December 31, 2009 and 2008 was approximately $95,000 and $134,000, respectively.

Note 10 - Income Taxes

The income tax provision (benefit) consists of the following for the years ended December 31, 2009 and 2008:

	2009	2008
	(In Thousands)

Federal:
Current	$425	$558
Deferred	(135)	(287)

	290	271
State
Current	56	86
Deferred	23	(21)

	79	65

Income Tax Expense	$369	$336

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 10 - Income Taxes (Continued)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income for the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(Dollars in Thousands)

Federal income tax at statutory rate	$324	34.0%	$306	34.0%
State income taxes, net of federal tax benefit	47	5.0	43	4.7
Other	(2)	(0.3)	(13)	(1.4)

	$369	38.7%	$336	37.3%

Items that gave rise to significant portions of deferred taxes are as follows:

	December 31,
	2009	2008
	(In Thousands)

Deferred tax assets:
Allowance for loan losses	$651	$451
Directors’ Retirement Plan	66	46
Nonaccrual interest	152	80

	869	577

Deferred tax liabilities:
Premises and equipment	243	78
Mortgage servicing rights	157	140
Unrealized gains on securities available for sale	-	1
Other	15	16

	415	235

Net Deferred Tax Asset	$454	$342

Management determines the need for a deferred tax asset valuation allowance based upon an evaluation of the realizability of tax benefits from the reversal of temporary differences creating the deferred tax assets. Based on historical and anticipated future pre-tax earnings, management believes it is more likely than not that the company will realize its deferred tax assets, and thus no deferred tax asset valuation allowance was considered necessary at December 31, 2009 or 2008.

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

Under current tax laws, Federal base-year reserves would be subject to recapture if the Association pays a cash dividend in excess of earnings and profits or liquidates.  In order for the Association to permissibly maintain a New York State tax bad debt reserve for thrifts, certain thrift definitional tests must be satisfied on an ongoing basis.  These definitional tests include maintaining at least 60% of assets in thrift qualifying assets, as defined for tax purposes, and maintaining a thrift charter.  The Association expects that it will take no action in the foreseeable future which would require the establishment of a tax liability associated with these bad debt reserves. Deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $500,000 at December 31, 2009, and the New York State base-year reserve of approximately $5.2 million at December 31, 2009, since the Association does not expect that these amounts will become taxable in the foreseeable future.  The unrecognized deferred tax liability with respect to the Federal and New York State base-year reserves was approximately $170,000 and $296,000 (net of federal benefit), respectively, at December 31, 2009.

The Company adopted the provisions of FASB ASC 740-10 for accounting for uncertainty in income taxes effective January 1, 2007. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of ASC 740-10 did not have any impact on the Company’s consolidated results of operations and financial position. The Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2009 and 2008. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statements of income. The Company’s Federal and New York tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for 2008, 2007 and 2006 as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. As of December 31, 2009 and 2008 the Company has no uncertain tax positions.

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

In 2009 and 2008, the Board of Directors approved matching contributions of 100% of employee contributions up to 2% of the employee’s compensation.  Matching contributions amounted to $43,000 and $42,000 in 2009 and

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans (Continued)

401(k) (Continued)

2008, respectively.  In 2009 and 2008, the Board of Directors approved additional contributions of 2% and 5%, respectively, of employees’ compensation.  Additional contributions were $48,000 and $118,000, respectively, for 2009 and 2008.

Employee Stock Ownership Plan (“ESOP”)

In June 2007, the Association established an ESOP which acquired 93,315 shares of the Company’s common stock in the stock offering with funds provided by a loan from the Company. The stock acquired by the ESOP but not yet released to participants is shown as a reduction of stockholders’ equity in the accompanying consolidated balance sheets. The ESOP loan will be repaid principally from the Association’s contributions to the ESOP in annual payments through 2027 at a fixed interest rate of 8.25%. Shares are released to participants on a straight-line basis over the loan term and allocated based on participant compensation. The Association recognizes compensation benefit expense as shares are committed for release at their current market price. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. The Company recognized $23,000 and $29,000 of compensation expense related to this plan for the years ended December 31, 2009 and 2008. At December 31, 2009, there were 79,317 shares not yet released having an aggregate market value of approximately $428,000. Participant eligibility requirements and vesting provisions for the ESOP are the same as the 401(k) savings plan outlined above.

Directors’ Retirement Plan

Effective March 2007, the Association adopted an unfunded directors’ retirement plan for the benefit of non-employee directors.  Under the plan, directors who have attained the normal retirement age of 65 receive a retirement benefit based on their length of service upon termination. Benefits vest at the rate of 20% per year over a five year period commencing on the date of adoption for existing directors or the initial date of service for directors who join the Board of Directors after the adoption date.  The plan’s funded status as of the December 31, 2009 measurement date, activity in the plan and the amounts recognized in the accompanying consolidated financial statements follows:

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
	(In Thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$110	$65
Service cost	48	44
Interest cost	6	4
(Gains) losses	3	(3)
Projected benefit obligation at end of year (funded status)	$167	$110

The discount rate used to determine the benefit obligation at December 31, 2009 and 2008 was 5.50% and 6.00%, respectively.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans (Continued)

Directors’ Retirement Plan (Continued)

Amounts recognized in accumulated other comprehensive loss were:

	December 31,	December 31,
	2009	2008
	(In Thousands)
Unrecognized net gain	$5	$7
Prior service cost	(12)	(17)
Pre-tax adjustment	(7)	(10)
Income tax effect	3	4
	$(4)	$(6)

The estimated cost that will be amortized from accumulated other comprehensive loss into net periodic pension expense for the year ending December 31, 2010 is $-0- of net gain and $5,000 of prior service cost.

Using an actuarial measurement date of December 31, 2009 and 2008, the components of net periodic pension expense follow (in thousands):

	2009	2008
Service cost	$48	$44
Interest cost	6	4
Amortization of past service liability	5	5
Net periodic pension expense	$59	$53

Discount rate of 6.00% was used to determine net periodic pension expense for the year ended December 31, 2009 and 2008, respectively.

The Company does not expect to contribute to the plan in 2010.

The following table shows the expected benefit payments to be paid to participants for the years indicated (in thousands):

Years ending December 31,
2012	$38
2013	38
2014	37
2015 - 2019	187

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

Note 12 - Transactions with Officers and Directors

The Association has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, their immediate families, and affiliated companies (commonly referred to as related parties), on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Association.  These persons were indebted to the Association for loans totaling approximately $1.3 million and $717,000 at December 31, 2009 and 2008, respectively.  During 2009, approximately $747,000 of new loans and approximately $126,000 of repayments were made.

Deposits from related parties held by the Association at both December 31, 2009 and 2008 amounted to $1.2 million.

A director of the Company is associated with a law firm which provides legal services to the Association and its subsidiaries.  During 2009 and 2008, the law firm was paid approximately $395,000 and $265,000, respectively, for legal services of which $52,000 and $75,000, respectively, is included in professional fees in the accompanying consolidated statements of income.  The balance was paid by customers of the Association in connection with loan transactions.

Note 13 - Off-Balance Sheet Risk

The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.  The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Association’s financial instruments with off-balance sheet risk at December 31, 2009 and 2008 is as follows:

	2009	2008
	(In Thousands)

Commitments to grant loans	$5,222	$8,658
Unfunded commitments under lines of credit	8,122	10,966
Letters of credit	579	742
Security purchase commitments	1,000	-

	$14,923	$20,366

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 13 - Off-Balance Sheet Risk (Continued)

Fixed rate commitments to grant loans amounted to approximately $2.2 million at December 31, 2009, and had interest rates that ranged from 5.00% to 18.00%.

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

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party and generally expire within one year.  Those guarantees are primarily issued to municipalities to ensure the completion of public improvements in residential subdivisions by contractors that are customers of the Association.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Association holds savings accounts as collateral supporting these commitments for which collateral is deemed necessary.  At December 31, 2009 and 2008, such collateral amounted to $330,000 and $373,000, respectively.  The current amount of the liability as of December 31, 2009 and 2008 for guarantees under standby letters of credit issued is not material.

At December 31, 2009, we had a $1.0 million commitment to purchase a U.S. Government agency bond to settle in January 2010.

Note 14 - Regulatory Capital Requirements

The Association is required to maintain a cash reserve balance in vault cash or with the Federal Reserve Bank.  The total of this reserve balance was approximately $543,000 and $431,000 at December 31, 2009 and 2008, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of tangible, core, and risk-based capital as defined in the regulations.  Management believes, as of December 31, 2009, that the Association met all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the regulators categorized the Association as “well capitalized” under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum core, Tier 1 risk-based and total risk-based ratios as set forth in the table below.  There are no conditions or events since that notification that management believes have changed the Association’s category.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 14 - Regulatory Capital Requirements (Continued)

The Association’s actual capital amounts and ratios are presented below.

	Actual		For Capital Adequacy Purposes			To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)

As of December 31, 2009:
Tangible	$15,650	10.01%	$	>2,344	>1.5%		N/A	N/A
Core (leverage)	15,650	10.01		>6,251	>4.0	$	>7,813	>5.0%
Tier 1 risk-based	15,650	13.12		>4,770	>4.0		>7,155	> 6.0
Total risk-based	16,875	14.15		>9,540	>8.0		>11,924	>10.0

As of December 31, 2008:
Tangible	$14,988	9.97%	$	>2,256	>1.5%		N/A	N/A
Core (leverage)	14,988	9.97		>6,015	>4.0	$	>7,519	> 5.0%
Tier 1 risk-based	14,988	13.21		>4,539	>4.0		>6,809	> 6.0
Total risk-based	16,335	14.40		>9,078	>8.0		>11,348	>10.0

The following table presents a reconciliation of the Company’s consolidated equity as determined using accounting principles generally accepted in the United States of America (“GAAP”) and the Association’s regulatory capital amounts as of December 31:

	2009	2008
	(In Thousands)

Consolidated GAAP equity	$19,289	$18,794
Hometown Bancorp, Inc.’s equity in excess of its investment in the Association	(3,643)	(3,811)

Association GAAP equity	15,646	14,983

Accumulated other comprehensive loss, net of income taxes	4	5

Tangible capital, core capital and Tier I risk-based capital	15,650	14,988

Other assets required to be deducted	(60)	-

Allowance for loan losses	1,285	1,347

Total risk-based capital	$16,875	$16,335

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 15 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of December 31, 2009 and 2008 and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the FASB issued Statement No. 157 (ASC 820), Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

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

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 are as follows:

Description	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)

Forward sales contract	$6	$-	$6	$-

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

The Company enters into forward sales contracts to sell certain residential real estate loans. Such commitments are considered to be derivative financial instruments and, therefore, are carried at estimated fair value in the other assets or other liability section of the consolidated balance sheets. The fair value of these forward sales contracts is primarily measured by obtaining pricing from certain government-sponsored entities. The pricing is derived from market observable inputs that can generally be verified and do not typically involve significant judgment by the Company and therefore, are classified as Level 2 in the fair value hierarchy.

Fair values of available for sale securities are based on quoted market prices of comparable instruments. When necessary, the Company utilizes matrix pricing from a third party pricing vendor to determine fair value pricing. Matrix prices are based on quoted prices for securities with similar coupons, ratings, and maturities, rather than on specific bids and offers for the designated security.

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 are as follows:

Description	Carry Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)

Impaired loans	$1,695	$-	$-	$1,695

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

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

Fair value of impaired loans is generally determined based upon independent third party appraisals of the properties or other indications of value based on recent comparable sales of similar properties, or discounted cash flows based upon expected proceeds. These assets are included in Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of loan balances less their valuation allowances as determined under ASC 310-10. At December 31, 2009, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1.7 million, net of a valuation allowance of $633,000. For year ended December 31, 2009, $201,000 was added to the provision for loan losses for impaired loans. At December 31, 2008, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1.1 million, net of a valuation allowance of $432,000.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2009 and 2008:

Cash and Cash Equivalents

The carrying amounts reported in the consolidated balance sheet for these instruments approximate the fair value.

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

Impaired Loans

Impaired loans are those that are accounted for under ASC 310-10 in which the Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third party appraisals of the properties or other indications of value based on recent comparable sales of similar properties, or discounted cash flows based upon expected proceeds. These assets are included in Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of loan balances less their valuation allowances.  Impaired loans, which

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

Impaired Loans (Continued)

are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1.7 million, net of a valuation allowance of $633,000 at December 31, 2009.

Restricted Investments in Bank Stock

The carrying amount of Federal Home Loan Bank and Atlantic Central Bankers Bank stock approximates fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Mortgage Servicing Rights

The Company accounts for mortgage servicing rights (MSR’s) at amortized cost. The Company performs a valuation of fair value to determine if there is any impairment. Fair value for MSR’s is determined using a static discounted cash flow valuation approach. This approach consists of projecting servicing cash flows under static interest-rate scenarios and discounting these cash flows using risk-adjusted rates. The model assumptions used in the valuation of MSR’s include mortgage prepayment speeds and discount rates. The fair value of MSR’s is primarily affected by changes in prepayments that result from shifts in mortgage interest rates.

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

Off-Balance Sheet Financial Instruments

Fair values of commitments to extend credit and letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms, and present credit worthiness of the counterparties.  At December 31, 2009 and 2008, the fair value of these instruments was not material.

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008 were as follows:

	December 31,
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$8,112	$8,112	$3,203	$3,203
Securities available for sale	-	-	1,002	1,002
Securities held to maturity	1,290	1,323	1,509	1,530
Loans held for sale	1,175	1,175	106	106
Loans receivable, net	136,793	141,703	137,868	141,879
Restricted investments in bank stock	491	491	395	395
Accrued interest receivable	613	613	661	661
Mortgage servicing rights	397	646	310	716

Financial liabilities:
Non-interest bearing demand accounts	19,770	19,770	16,947	16,947
NOW accounts	7,395	7,395	6,644	6,644
Money market accounts	10,526	10,526	11,579	11,579
Savings accounts	15,868	15,868	13,561	13,561
Certificates of deposit	78,189	78,790	76,008	76,754
Federal Home Loan Bank advances	3,000	3,000	4,375	4,375
Accrued interest payable	33	33	143	143

Off-balance sheet financial instruments:
Commitments to extend credit	-	-	-	-
Letters of credit	-	-	-	-

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 16 - Hometown Bancorp, Inc. (Parent Company Only) Financial Information

Parent Company (Hometown Bancorp, Inc.) only condensed financial information is as follows:

Balance Sheets

	December 31, 2009	December 31, 2008
	(In Thousands)

Assets
Cash	$2,728	$2,913
Loan receivable from ESOP	836	858
Investment in subsidiary	15,646	14,983
Other assets	79	40
Total Assets	$19,289	$18,794

Other liabilities	$-	$-
Stockholders’ Equity	19,289	18,794
Total Liabilities and Stockholders’ Equity	$19,289	$18,794

Statements of Income

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(In Thousands)

Interest income on ESOP loan	$71	$73
Operating expenses	161	180
Loss before income taxes and equity in undistributed earnings of subsidiary	(90)	(107)
Income tax benefit	36	42
Loss before equity in undistributed earnings of subsidiary	(54)	(65)
Equity in undistributed earnings of subsidiary	639	630

Net Income	$585	$565

Hometown Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 16 - Hometown Bancorp, Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(In Thousands)

Cash Flows from Operating Activities
Net income	$585	$565
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	(639)	(630)
Increase in other assets	(39)	(40)
Increase (decrease) in other liabilities	-	(3)

Net Cash used in Operating Activities	(93)	(108)

Cash flows from Investing Activities
Repayments received on ESOP loan	22	21

Net Cash provided by Investing Activities	22	21

Cash Flows from Financing Activities
Treasury stock purchases	(27)	(284)
Dividends paid	(87)	-

Net Cash used in Financing Activities	(114)	(284)

Net decrease in Cash	(185)	(371)

Cash - Beginning of Period	2,913	3,284

Cash - End of Period	$2,728	$2,913

Hometown Bancorp, Inc.
STOCKHOLDER INFORMATION

Corporate Office
Hometown Bancorp, Inc.
12 Main Street
Walden, NY 12586
(845) 778-2171

Annual Meeting of Stockholders
The annual meeting of Hometown Bancorp, Inc. will be held May 12, 2010 at 4:00pm at the Company’s office, 12 Main Street, Walden, NY 12586.

Annual Report on Form 10-K
For the 2009 fiscal year, Hometown Bancorp, Inc. has filed an Annual Report on Form 10-K with the Securities and Exchange Commission. The Form 10-K is available at www.sec.gov as part of the SEC EDGAR database. Stockholders may also obtain a copy free of charge by writing to Hometown Bancorp, Inc., 12 Main Street, Walden, NY 12586, Attention: Corporate Secretary.

Stock Transfer Agent & Registrar
Stockholders wishing to change name, address or ownership of stock, or to report lost certificates or to consolidate accounts should contact the Company’s stock registrar and transfer agent directly at:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

Regulatory Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W. Suite 780
Washington, DC 20015

Independent Auditor
ParenteBeard LLC
115 Solar Street, Suite 100
Syracuse, NY 13204

Market Information for Common Stock
The common stock of Hometown Bancorp, Inc. trades on the Over-the-Counter market under the symbol “HTWC.OB.” At December 31, 2009, there were approximately 298 stockholders of record, not including the number of persons or entities holding stock in nominee or street names through various brokers and banks.

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